KIRKLAND LAKE GOLD INC.
as Issuer

and

COMPUTERSHARE TRUST COMPANY OF CANADA
as Trustee

INDENTURE

July 19, 2012

STIKEMAN ELLIOTT LLP

( i )

( ii )

( iii )

( iv )

ADDENDA

Schedule A	Form of Initial Debenture
Schedule B	Form of Redemption Notice
Schedule C	Form of Maturity Notice
Schedule D	Form of Change of Control Notice
Schedule E	Form of Put Exercise Notice
Schedule F	U.S. Securities Legend
Schedule G	Form of Declaration for Removal of Legend

( v )

INDENTURE

THIS INDENTURE is made as of the 19th day of July, 2012

BETWEEN:

KIRKLAND LAKE GOLD INC., a corporation established under the laws of Canada

(hereinafter called the “Corporation”)
and

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada

(hereinafter called the “Trustee”).

RECITALS:

A.	The Corporation wishes to create and issue the Debentures (as defined below) to be created and issued in the manner hereinafter appearing.

B.	The Corporation is duly authorized to create and issue the Debentures to be issued as herein provided.

C.

When certified by the Trustee and issued as provided in this Indenture, all necessary steps in relation to the Corporation will have been duly enacted, passed and/or confirmed and other proceedings taken and conditions complied with to make the creation and issue of the Debentures proposed to be issued hereunder legal, valid and binding on the Corporation all in accordance with the terms of this Indenture.

D.	The foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee.

NOW THEREFORE in consideration of the premises, covenants and agreements contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties hereby covenant, agree and declare as follows:

ARTICLE 1
INTERPRETATION

Section 1.1	Definitions

In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the following meanings:

“90% Redemption Right” has the meaning ascribed thereto in Section 2.4(j);

“Additional Debentures” means Debentures of any one or more series, other than the first series of Debentures, being the Initial Debentures, issued under this Indenture;

“Affiliate” has the meaning ascribed to it in the Securities Act (Ontario);

“Applicable Securities Legislation” means applicable securities laws in each of the provinces and territories of Canada and the respective regulations and rules made under these securities laws together with applicable policy statements, blanket orders and rulings of, and all applicable discretionary orders or rulings, if any, granted to the Corporation by, the applicable securities commission or regulatory authority in each such province and territory, together with applicable published policy statements and instruments of the Canadian Securities Administrators, as the case may be;

“Auditor” means KPMG LLP, or such other independent firm of chartered accountants duly appointed as auditor of the Corporation;

“Authorized Investments” means short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a province or territory of Canada or a Canadian chartered bank (which may include an Affiliate or related party of the Trustee) provided that such obligation is rated at least R1 (middle) by DBRS Inc. or an equivalent rating service;

“Beneficial Debentureholder” means any Person who holds a beneficial interest in a Global Debenture as shown on the books of the Depository or a Participant.

“Business Day” means any day other than a Saturday, Sunday or statutory or civic holiday on which Schedule I Canadian chartered banks are open for business in Toronto, Ontario;

“Change of Control” means (i) any transaction (whether by purchase, merger or otherwise) whereby a person or persons acting jointly or in concert directly or indirectly acquires the right to cast, at a general meeting of shareholders of the Corporation, more than 50% of the votes that may be ordinarily cast at a general meeting; or (ii) the Corporation’s amalgamation, consolidation or merger with or into any other person, any merger of another person into the Corporation, unless the holders of voting securities of the Corporation immediately prior to such amalgamation, consolidation or merger hold securities representing 50% or more of the voting control or direction in the Corporation or the successor entity upon completion of the amalgamation, consolidation or merger; or (iii) any conveyance, transfer, sale lease or other disposition of all or substantially all of the Corporation’s and the Corporation’s Subsidiaries’, if any, assets and properties, taken as a whole, to another arm’s length person;

“Change of Control Conversion Right” has the meaning ascribed thereto in Section 2.4(j);

“Change of Control Notice” has the meaning ascribed thereto in Section 2.4(j);

“Conversion Price” means the dollar amount for which each Share may be issued from time to time upon the conversion of Debentures or any series of Debentures which are by their terms convertible in accordance with the provisions of Article 6 which dollar amount, in the case of the Initial Debentures, is specified in Section 2.4(f);

“Corporation” means Kirkland Lake Gold Inc.;

“Counsel” means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Trustee or retained or employed by the Corporation and acceptable to the Trustee;

“Credit Documents” has the meaning ascribed thereto in Section 5.13;

“Current Market Price” means the volume weighted average trading price (as reported by the TSX) per Share for the 20 consecutive trading days ending on the fifth trading day immediately preceding the date of determination on the TSX (or, if the Shares are not listed on any stock exchange, then on the overthecounter market; provided further that if the Shares are not then listed on any stock exchange or traded on any overthecounter market, the Current Market Price shall be the fair market value of the Shares as at such date as determined by an independent Investment Dealer selected by the Corporation);

“Date of Conversion” has the meaning ascribed thereto in Section 6.3(b);

“Debentureholders” means the Persons for the time being entered in the register for Debentures as registered holders of Debentures or any transferees of such Persons by endorsement or delivery;

“Debentures” means the debentures, notes or other evidence of indebtedness of the Corporation issued and certified under this Indenture, or deemed to be issued and certified under this Indenture including, without limitation, the Initial Debentures, and for the time being outstanding, whether in definitive, noncertificated, global or interim form;

“Debt Account” means an account or accounts required to be established by the Corporation, if any, (and which shall be maintained by and subject to the control of the Trustee) for each series of Debentures pursuant to and in accordance with this Indenture;

“Depository” means, with respect to the Debentures of any series issuable or issued in the form of one or more Global Debentures, the person designated as depository by the Corporation pursuant to Section 2.6 until a successor depository shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Depository” shall mean each person who is then a Depository hereunder, and if at any time there is more than one such person, “Depository” as used with respect to the Debentures of any series shall mean each Depository with respect to the Global Debentures of such series;

“Depository Legend” has the meaning ascribed thereto in Section 3.2(c);

“Designated Office” means the principal office of the Trustee in Toronto, Ontario;

“directors” means the directors of the Corporation for the time being;

“Effective Date” means the date of the applicable Change of Control;

“Event of Default” has the meaning ascribed thereto in Section 8.1;

“Extraordinary Resolution” has the meaning ascribed thereto in Section 13.2;

“Freely Tradeable” means, in respect of shares of any class in the capital of any corporation, shares (i) which are issuable without the necessity of filing a prospectus or any other similar offering document (other than such prospectus or similar offering document that has been filed prior to issue of such shares) under Applicable Securities Legislation and the issuance of which does not constitute a distribution (other than a distribution qualified by prospectus or similar offering document prior to issue of such shares) under Applicable Securities Legislation; (ii) which can be traded by the holder thereof other than by a control person (as defined in the Applicable Securities Legislation) through registrants or dealers registered under Applicable Securities Legislation who comply with such Applicable Securities Legislation without any other restriction under Applicable Securities Legislation, such as a restricted period or seasoning period as contemplated by National Instrument 45102 (or any successor thereof) of the Canadian Securities Administrators; and (iii) which are issued as fullypaid and nonassessable shares of such corporation;

“Fully Registered Debentures” means Debentures registered as to both principal and interest;

“Global Debenture” means a Debenture that is issued to and registered in the name of the Depository, or its nominee, pursuant to Section 2.6 for purposes of being held by or on behalf of the Depository as custodian for participants in the Depository’s bookentry only registration system;

“IFRS” means International Financial Reporting Standards established by the International Accounting Standards Board and as adopted by the Canadian Institute of Chartered Accountants in Part I of the Canadian Institute of Chartered Accountants Handbook – Accounting, as amended from time to time;

“Indenture”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Indenture and not to any particular Article, Section, Subsection, clause or other portion hereof and include any and every instrument supplemental or ancillary hereto, as the same may be amended, amended and restated or supplemented from time to time;

“Initial Debentures” means the Debentures designated as “6% Convertible Unsecured Subordinated Debentures” and described in Section 2.4;

“Interest Obligation” means the obligation of the Corporation to pay interest on the Debentures, as and when the same becomes due;

“Interest Payment Date” means a date specified in a Debenture as the date on which an instalment of interest on such Debenture shall become due and payable;

“Investment Dealer” means any one of the five largest Canadian investment dealers by capital as determined by the Investment Industry Regulatory Organization of Canada or any successor thereof;

“LVTS” means the Canadian Payments Association’s Large Value Transfer System in effect from time to time;

“Maturity Date” has the meaning ascribed thereto in Section 4.10;

“Maturity Notice” has the meaning ascribed thereto in Section 2.4(g);

“Officer’s Certificate” means a certificate of the Corporation signed by any one authorized officer of the Corporation in his or her capacity as an officer of the Corporation, and not in his or her personal capacity;

“Participants” has the meaning ascribed thereto in Section 2.4(h);

“Person” includes an individual, sole proprietorship, corporation, company, partnership, limited partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof;

“Property Account” means a segregated deposit account with a financial institution referred to in Section 10.1(i) which shall be established by the Corporation for the benefit of the Trustee and shall be maintained by and subject to the control of the Trustee;

“Put Date” has the meaning ascribed thereto in Section 2.4(j);

“Put Right” has the meaning ascribed thereto in Section 2.4(j);

“Qualified Institutional Buyer” means a “qualified institutional buyer” as defined in Rule 144A of the U.S. Securities Act;

“Record Date” has the meaning ascribed thereto in Section 2.14;

“Redemption Date” has the meaning ascribed thereto Section 4.3;

“Redemption Notice” has the meaning ascribed thereto in Section 4.3;

“Redemption Price” means, in respect of a Debenture, the amount, excluding interest, payable on the Redemption Date fixed for such Debenture, which amount may be payable, in whole or in part, in cash or by the issuance of Freely Tradeable Shares as provided for in Section 4.6 and, in the case of the Initial Debentures, as determined in Section 2.4(c);

“Regulation S” means Regulation S under the U. S. Securities Act;

“Restricted Debenture” has the meaning ascribed thereto in Section 3.3(a);

“SEC” means the United States Securities and Exchange Commission;

“Senior Indebtedness” shall mean any and all indebtedness of the Corporation (other than the Initial Debentures) (whether outstanding on the date of this Indenture or thereafter incurred) and including, for greater certainty and without limitation, claims of trade creditors of the Corporation and any and all mortgages, debentures, charges or other encumbrances or financings in respect of the personal or real property of the Corporation, which in each or all cases by the terms of the instrument creating or evidencing such indebtedness, is not expressed to be pari passu with, or subordinate in right of payment to, the Debentures;

“Share Bid Request” means a request for bids to purchase Shares (to be issued by the Corporation on the Share Delivery Date) made by the Trustee in accordance with the Share Interest Payment Election Notice;

“Share Delivery Date” means a date not less than one Business Day prior to the applicable Interest Payment Date, upon which Shares are issued by the Corporation and delivered to the Trustee for sale pursuant to Share Purchase Agreements;

“Share Interest Payment Election” means an election by the Corporation to issue and deliver Shares to the Trustee for sale in the open market or pursuant to acceptable bids obtained pursuant to Share Bid Requests in order to raise funds to satisfy all or part of an Interest Obligation on the applicable Interest Payment Date in the manner described in the Share Interest Payment Election Notice;

“Share Interest Payment Election Amount” means the sum of the amount of the aggregate proceeds resulting from the sale of Shares on the Share Delivery Date pursuant to acceptable bids obtained pursuant to the Share Bid Requests;

“Share Interest Payment Election Notice” means a written notice made by the Corporation to the Trustee specifying:

(a)	the Interest Obligation to which the election relates;

(b)	the amount of proceeds which the Corporation wishes to raise;

(c)

the investment banks, brokers or dealers through which the Trustee shall seek bids to purchase the Shares and the conditions of such bids, which may include the minimum number of Shares, minimum price per Share, timing for closing for bids and such other matters as the Corporation may specify; and

(d)	that the Trustee shall either sell on the open market or solicit and accept through the investment banks, brokers or dealers selected by the Corporation only those bids which comply with such notice;

“Share Proceeds Investment” has the meaning ascribed thereto in Section 10.1(i);

“Share Purchase Agreement” means an agreement in customary form among the Corporation, the Trustee and the Persons making acceptable bids pursuant to a Share Bid Request, which complies with all applicable laws, including the Applicable Securities Legislation and the rules and regulations of any stock exchange on which the Shares are then listed;

“Share Redemption Right” has the meaning ascribed thereto in Section 4.6(a);

“Share Repayment Right” has the meaning ascribed thereto in Section 4.10(a);

“Shares” means common shares in the capital of the Corporation;

“Subsidiary” has the meaning ascribed thereto in the Securities Act (Ontario);

“Successor” has the meaning ascribed thereto in Section 11.1;

“Tax Act” means the Income Tax Act (Canada), as amended from time to time, and the Income Tax Regulations (Canada), as amended from time to time;

“Time of Expiry” means the time of expiry of certain rights with respect to the conversion of Debentures under Article 6, such Time of Expiry to be set forth for each series of Debentures which by their terms are to be convertible;

“Total Put Price” has the meaning ascribed thereto in Section 2.4(j);

“trading day” means, with respect to the TSX or other exchange or market for securities, any day on which such exchange or market is open for trading or quotation;

“Trustee” means Computershare Trust Company of Canada and includes any successor or successors or any other trustee subsequently appointed pursuant to Section 15.2;

“TSX” means the Toronto Stock Exchange or its successor or successors or any other stock exchange on which the Shares are then traded;

“Unrestricted Debenture” has the meaning ascribed thereto in Section 3.3(b);

“U.S. Purchaser” means an original purchaser of Debentures who was offered the Debentures in the United States or who purchased the Debentures in the United States;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Act Legend” means the legend set out in Schedule F, as the same may be amended from time to time by the Corporation in order to comply with applicable U.S. securities laws; and

“Written Direction of the Corporation” means an instrument in writing signed by any one officer of the Corporation.

Section 1.2	Meaning of “Outstanding”

Every Debenture certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it is cancelled, converted or redeemed or delivered to the Trustee for cancellation, conversion or redemption or moneys or Shares, as the case may be, for which the payment of the Debentures shall have been set aside under Section 9.2, provided that:

(a)

Debentures which have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof;

(b)

when a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only the new Debenture shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(c)

for the purposes of any provision of this Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum at any meeting of Debentureholders, Debentures owned directly or indirectly, legally or equitably, by the Corporation or any Subsidiary of the Corporation shall be disregarded except that:

(i)

for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action, or on the holders of Debentures present or represented at any meeting of Debentureholders, only the Debentures which the Trustee knows are so owned shall be so disregarded; and

(ii)

Debentures so owned which have been pledged in good faith other than to the Corporation or a Subsidiary of the Corporation shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee’s right to vote such Debentures, sign consents, requisitions or other instruments or take such other actions in his or her discretion free from the control of the Corporation or a Subsidiary of the Corporation.

(d)

The Corporation shall, forthwith following a request in writing from the Trustee, provide the Trustee with an Officer’s Certificate confirming the principal amount of outstanding Debentures owned directly or indirectly, legally or equitably, by the Corporation and any Subsidiary of the Corporation.

Section 1.3	Rules of Interpretation

In this Indenture:

(a)	Number and Gender - Words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa.

(b)	References - All references to Articles, Sections, Subsection s, clauses and Schedules refer, unless otherwise specified, to articles, sections, subsections, clauses and schedules of this Indenture.

(c)

Including - Words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them.

(d)

Headings, etc. - The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Debentures.

(e)

Day not a Business Day - In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

(f)

Applicable Law - This Indenture and the Debentures shall be const rued in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

(g)	Monetary References - Whenever any amount of money is referred to here in, such amount shall be deemed to be in lawful money of Canada unless otherwise expressed.

(h)

Invalidity, etc. - Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

Section 1.4	Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Indenture and all documents relating thereto including, without limiting the generality of the foregoing, the form of Debenture attached hereto as Schedule A, be drawn up in the English language only. Chacune des parties aux présentes reconnaît qu’elle a demandé que la présente convention et tous les documents s’y rattachant, notamment le texte des débentures joint aux présentes à titre d’annexe A, soient rédigés en anglais seulement.

Section 1.5	Successors and Assigns

All covenants and agreements in this Indenture by the Corporation shall bind its Successors and assigns, whether expressed or not.

Section 1.6	Benefits of Indenture

Nothing in this Indenture or in the Debentures, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any paying agent and the holders of Debentures (and each such person who becomes a holder of Debentures), any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 1.7	Immunity of Trustees and Others

The Debentureholders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future director, officer, employee or agent of the Corporation or any successor of the Corporation in their personal capacity for the payment of the principal of, premium, if any, or interest on any of the Debentures or on any covenant, agreement, representation or warranty by the Corporation herein or in the Debentures contained, but rather the Corporation only shall be liable and its assets only shall be subject to any levy or execution for satisfaction for the payment of the principal of, premium, if any, or interest on any of the Debentures or on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Debentures.

Section 1.8	Schedules

The following Schedules form part of this Indenture:

Schedule A	Form of Initial Debenture
Schedule B	Form of Redemption Notice
Schedule C	Form of Maturity Notice
Schedule D	Form of Change of Control Notice
Schedule E	Form of Put Exercise Notice
Schedule F	U.S. Securities Legend
Schedule G	Form of Declaration for Removal of Legend

ARTICLE 2
THE DEBENTURES

Section 2.1	Limit of Debentures

Subject to the limitation in respect of the Initial Debentures set out in Section 2.4(a), the aggregate principal amount of Debentures authorized to be issued under this Indenture is unlimited; provided, however that Debentures may be issued only upon and subject to the conditions and limitations herein set forth.

Section 2.2	Terms of Debentures of any Series

The Debentures may be issued in one or more series. There shall be established herein or in or pursuant to one or more indentures supplemental hereto, prior to the initial issuance of Debentures of any particular series:

(a)	the designation of the Debentures of the series (which need not include the term “Debentures”), which shall distinguish the Debentures of the series from the Debentures of all other series;

(b)

any limit upon the aggregate principal amount of the Debentures of the series that may be certified and delivered under this Indenture (except for Debentures certified and delivered upon registration of, transfer of, amendment of, or in exchange for, or in lieu of, other Debentures of the series pursuant to Section 2.9, Section 2.10, Section 3.2, Section 3.5 and Section 3.8);

(c)	the date or dates on which the principal of the Debentures of the series is payable;

(d)

the rate or rates at which the Debentures of the series shall bear interest, if any, the date or dates from which such interest shall accrue, on which such interest shall be payable and on which a record, if any, shall be taken for the determination of holders to whom such interest shall be payable and/or the method or methods by which such rate or rates or date or dates shall be determined;

(e)

the place or places where the principal of and any interest on Debentures of the series shall be payable, the manner of such payment, and where any Debentures of the series may be surrendered for registration of transfer or exchange;

(f)

the right, if any, of the Corporation to redeem Debentures of the series, in whole or in part, at its option and the period or periods within which, the price or prices at which and any terms and conditions upon which, Debentures of the series may be so redeemed, pursuant to any sinking fund or otherwise, in whole or in part;

(g)

the obligation, if any, of the Corporation to redeem, purchase or repay Debentures of the series pursuant to any mandatory redemption, sinking fund or analogous provisions, in whole or in part, or at the option of a holder thereof and the price or prices at which, the period or periods within which, the date or dates on which, and any terms and conditions upon which, Debentures of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

(h)	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which Debentures of the series shall be issuable;

(i)

subject to the provisions of this Indenture, any trustees, Depositories, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the Debentures of the series;

(j)	any additional events of default or covenants with respect to the Debentures of the series;

(k)	whether and under what circumstances the Debentures of the series will be convertible into or exchangeable, in whole or in part, for securities of any Person;

(l)	the form and terms of the Debentures of the series including their ranking, whether or not they are secured and whether or not they are guaranteed;

(m)

if applicable, that the Debentures of the series shall be issuable in whole or in part as one or more Global Debentures and, in such case, the Depository or Depositories for such Global Debentures in whose name the Global Debentures will be registered, and any circumstances other than or in addition to those set forth in Section 2.9 or Section 3.2 or those applicable with respect to any specific series of Debentures, as the case may be, in which any such Global Debentures may be exchanged in whole or in part, for Fully Registered Debentures, or transferred, in whole or in part, to and registered in the name of a person other than the Depository for such Global Debentures or a nominee thereof;

(n)	if other than Canadian currency, the currency in which the Debentures of the series are issuable;

(o)	any other terms of the Debentures of the series (which terms shall not be inconsistent with the provisions of this Indenture); and

(p)	any stock exchange on which the series of the Debentures may be listed at the time of issuance.

All Debentures of any one series shall be substantially identical, except as may otherwise be established herein or by or pursuant to a resolution of the directors, an Officer’s Certificate or an indenture supplemental hereto. All Debentures of any one series need not be issued at the same time and may be issued from time to time, consistent with the terms of this Indenture, if so provided herein, by or pursuant to such resolution of the directors, Officer’s Certificate or in an indenture supplemental hereto.

Section 2.3	Form of Debentures

Except in respect of the Initial Debentures, the form of which is provided for herein, the Debentures of each series shall be substantially in such form or forms (not inconsistent with this Indenture) as shall be established herein or by or pursuant to one or more resolutions of the directors (as set forth in a resolution of the directors or to the extent established pursuant to rather than set forth in a resolution of the directors, in an Officer’s Certificate detailing such establishment) or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any applicable law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform to general usage, all as may be determined by the directors executing such Debentures, as conclusively evidenced by their execution of such Debentures.

Section 2.4	Form and Terms of Initial Debentures

(a)

The first series of Debentures (the “Initial Debentures”) authorized for issue immediately is limited to an aggregate principal amount of $57,500,000 and shall be designated as “6% Convertible Unsecured Subordinated Debentures”.

(b)

The Initial Debentures shall be dated as of July 19, 2012, regardless of their actual date of issue, shall mature on June 30, 2017 and shall bear interest from July 19, 2012 at the rate of 6% per annum, payable in equal semiannual payments on June 30 and December 31 in each year, except the first payment, which shall be made on December 31, 2012, and which shall include accrued and unpaid interest for the period from and including July 19, 2012 to but excluding December 31, 2012 ($27.12 per $1,000 principal amount of Initial Debentures) and the last such payment shall fall due on June 30, 2017, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi annually and calculated based on a 365day year. On or before 11:00 a.m. (Toronto time) on the Business Day prior to the date any payment is to be made, the Corporation shall provide the Trustee with a Written Direction of the Corporation specifying the payments to be made. The Trustee shall not be responsible for calculating the amount of interest owing, but shall be entitled to rely absolutely on the Written Direction of the Corporation specifying the payments to be made.

(c)

The Initial Debentures will be redeemable by the Corporation in accordance with the terms of Article 4, provided that the Initial Debentures will not be redeemable before June 30, 2014, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. On and after June 30, 2014 and prior to June 30, 2017, the Initial Debentures may be redeemed in whole at any time or in part from time to time at the option of the Corporation on notice as provided for in Section 4.3 at a Redemption Price for the Initial Debentures equal to their principal amount provided that the Current Market Price immediately preceding the date on which such notice of redemption is given is not less than 130% of the Conversion Price and the Corporation shall have provided to the Trustee an Officer’s Certificate confirming such Current Market Price. The Redemption Notice for the Initial Debentures shall be in the form of Schedule B. Holders of the Initial Debentures being redeemed shall be entitled to receive, in addition to the Redemption Price, accrued and unpaid interest in respect thereof for the period up to but excluding the Redemption Date from and including the latest Interest Payment Date.

(d)

The Initial Debentures will be subordinated to the Senior Indebtedness of the Corporation in accordance with the provisions of Article 5; provided, however, that nothing contained in this Indenture shall in any way or manner restrict the Corporation from incurring, directly or indirectly, any additional indebtedness, including indebtedness that ranks senior to the Debentures, or from mortgaging, pledging or charging real or personal property or properties of the Corporation or its Subsidiaries, if any, to secure any indebtedness.

(e)

The Corporation will use reasonable commercial efforts to cause the Initial Debentures be listed and posted for trading on the TSX on November 20, 2012, such listing to be maintained so long as any such Initial Debentures remain outstanding and to maintain its status as a reporting issuer (or the equivalent thereof) in Alberta, British Columbia and Ontario not in default of Applicable Securities Legislation.

(f)

Upon and subject to the provisions and conditions of Article 6, the holder of each Initial Debenture shall have the right, at such holder’s option, at any time prior to 5:00 p.m. (Toronto time) on the earlier of the last Business Day immediately preceding the Maturity Date and the last Business Day immediately preceding the date specified by the Corporation for redemption of the Initial Debentures by notice to the holders of Initial Debentures in accordance with Section 2.4(c) and Section 4.3 (the earlier of which will be the “Time of Expiry” for the purposes of Article 6 in respect of the Initial Debentures), to convert the whole or, in the case of a Debenture of a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal amount of such Debenture into Freely Tradeable Shares at the Conversion Price for the Initial Debentures in effect on the Date of Conversion.

The Conversion Price for the Initial Debentures in effect on the date hereof for each Share to be issued upon the conversion of Initial Debentures shall be equal to $15.00 such that approximately 66.6667 Shares shall be issued for each $1,000 principal amount of Initial Debentures so converted. Holders converting their Initial Debentures shall be entitled to receive, in addition to the applicable number of Freely Tradeable Shares, accrued and unpaid interest in respect of such Debentures for the period from and including the last Interest Payment Date on which interest was paid in full in accordance with this Indenture to but excluding the Date of Conversion. The Conversion Price applicable to, and the Shares, securities or other property receivable on the conversion of the Initial Debentures, is subject to adjustment pursuant to the provisions of Section 6.4.

(g)

On redemption or on maturity of the Initial Debentures, the Corporation may, at its option and subject to the provisions of Section 4.6, Section 4.10, and Section 7.8, as applicable, and subject to regulatory approval, if required, elect to satisfy its obligation to pay the principal amount of the Initial Debentures, in whole or in part, by issuing and delivering Freely Tradeable Shares to the holders of Initial Debentures. If the Corporation elects to exercise such option, it shall deliver a Redemption Notice or a maturity notice (the “Maturity Notice”), as the case may be, to the holders of the Initial Debentures in the form of Schedule B or Schedule C, as applicable.

(h)

The Initial Debentures shall be issued as one or more Global Debentures in denominations of $1,000 and integral multiples of $1,000 and the Trustee is hereby appointed as registrar and transfer agent for the Initial Debentures. Each Initial Debenture issued as a Global Debenture and the certificate of the Trustee endorsed thereon shall be issued in substantially the form set out in Schedule A, with such insertions, omissions, substitutions or other variations as shall be required or permitted by this Indenture and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the representative of the Corporation executing such Global Debentures in accordance with Section 2.7, as conclusively evidenced by its execution of a Global Debenture. Each Initial Debenture shall additionally bear such distinguishing letters and numbers as the Trustee shall approve. Notwithstanding the foregoing, an Initial Debenture may be in such other form or forms as may, from time to time, be approved by a resolution of the directors or as specified in an Officer’s Certificate. The Initial Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

The Initial Debentures shall be represented by one or more Global Debentures. Beneficial interests in Global Debentures will be represented through book-entry accounts of participants in the Depository (“Participants”) on behalf of the applicable Beneficial Debentureholders in accordance with the rules and procedures of the Depository. Any circumstances other than or in addition to those set forth in Section 3.2 in which any Global Debentures may be exchanged for Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a person other than the Depository for such Global Debentures or a nominee thereof, shall be determined by the Corporation at the time of issue.

Neither the Corporation nor the Trustee shall have any liability for:

(i)	the records maintained by the Depository or any other Person relating to beneficial interests in Global Debentures or the book-entry accounts maintained by the Depository;

(ii)	maintaining, supervising or reviewing any records relating to such beneficial ownership interests or payments made by any Person (other than the Corporation) in respect thereof;

(iii)	any advice or representation made or given by the Depository or made or given herein with respect to the rules and regulations of the Depository; or,

(iv)

any action to be taken by the Depository at the direction of its Participants. Except as provided herein Beneficial Debentureholders shall not be entitled to have Debentures registered in their names, shall not receive or be entitled to receive definitive certificates for the Debentures and shall not be considered owners or holders thereof under this Indenture.

Notwithstanding the foregoing, nothing herein shall impair, as between the Depository and its Participants or applicable Beneficial Debentureholders, the operation of customary practices of the Depository governing the exercise of the rights of applicable Beneficial Debentureholders of their interests evidenced by Global Debentures. Whenever this Indenture requires or permits actions to be taken based upon votes, resolutions, instructions, directions, waivers or consents of Debentureholders evidenced by a specified percentage of the outstanding Debentures, the Depository shall be deemed to be counted in that percentage only to the extent that it has received instructions to such effect from the Beneficial Debentureholders, or the Participants on behalf of the applicable Beneficial Debentureholders, in accordance with the customary practices of the Depository.

(i)

Upon and subject to the provisions and conditions of Article 10, the Corporation may elect, from time to time, to issue and solicit bids to sell sufficient Freely Tradeable Shares in order to raise funds to satisfy its Interest Obligation, in whole or in part, on the Initial Debentures on any Interest Payment Date.

(j)

Upon the occurrence of a Change of Control, and subject to the provisions and conditions of this Section 2.4(j), holders of Initial Debentures have a right to (i) require the Corporation to purchase their Initial Debentures or (ii) convert their Initial Debentures. The terms and conditions of such rights are set forth below:

(i)

Upon the occurrence of a Change of Control, each holder of Initial Debentures shall have the right (i) to require the Corporation to purchase (the “Put Right”), on the date (the “Put Date”) which is 30 days following the date upon which the Trustee delivers a Change of Control Notice (as defined below) to the holders of Initial Debentures, all or any part of such holder’s Initial Debentures in accordance with the requirements of Applicable Securities Legislation at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest on such Initial Debentures up to, but excluding, the Put Date (less any tax required to be withheld) (collectively, the “Total Put Price”), which will be payable in cash or (ii) to convert (the “Change of Control Conversion Right”) all or any part of such holder’s Initial Debentures at the Change of Control Conversion Price (as defined below).

(ii)	The Change of Control Conversion Price shall be calculated as follows:

CoCCP = ECP/(1+(CP x (c/t))) where:

CoCCP is the Change of Control Conversion Price;

ECP = is the Conversion Price in effect on the Effective Date;

CP = initial premium 39.7%

c = the number of days from and including the Effective Date to but excluding the Maturity Date; and

t = the number of days from and including July 19, 2012 to but excluding the Maturity Date.

(iii)

The Corporation will, as soon as practicable after the occurrence of a Change of Control and in any event no later than five Business Days thereafter, give written notice to the Trustee of the Change of Control. Such written notice of the Corporation shall be in the form of Schedule D and shall state the Total Put Price and the Change of Control Conversion Price. The Trustee will, as soon as practicable thereafter, and in any event no later than two Business Days after receiving notice from the Corporation of the occurrence of a Change of Control, provide such written notice to the holders of Initial Debentures of the Change of Control (the “Change of Control Notice”).

(iv)

To exercise the Put Right or the Change of Control Conversion Right, the holder of Initial Debentures must deliver to the Trustee, not less than five Business Days prior to the Put Date, written notice of the holder’s exercise of such right in the form attached as Schedule E together with (a) the Initial Debentures with respect to which the right is being exercised, duly endorsed for transfer, or (b) if the Initial Debentures have been issued as Global Debentures, a duly endorsed form of transfer.

(v)

If 90% or more in aggregate principal amount of Initial Debentures outstanding on the date the Corporation provides notice of a Change of Control to the Trustee have been tendered for purchase pursuant to the Put Right or converted pursuant to the Change of Control Conversion Right in accordance with Section 2.4(j)(iii), the Corporation has the right (but not the obligation) upon written notice provided to the Trustee prior to the Put Date, to redeem all the remaining outstanding Initial Debentures on the Put Date at the Total Put Price (the “90% Redemption Right”).

(vi)

Upon receipt of written notice that the Corporation shall exercise the 90% Redemption Right and acquire the remaining Initial Debentures, the Trustee shall as soon as reasonably possible provide written notice to all holders of Initial Debentures that did not previously exercise the Put Right that:

(A)

The Corporation has exercised the 90% Redemption Right and will purchase all outstanding Initial Debentures on the Put Date at the Total Put Price, including a calculation of such holder’s Total Put Price;

(B)

Such holders must transfer their Initial Debentures to the Trustee on the same terms as those holders that exercised the Put Right and must send their respective Initial Debentures, duly endorsed for transfer, or their duly endorsed form of transfer, as applicable, to the Trustee within 10 days after sending of such notice; and

(C)

Subject to Section 2.4(j)(xvi), the rights of such holders under the terms of the Initial Debentures cease as of the Put Date provided the Corporation has paid the Total Put Price to, or to the order of, the Trustee, and thereafter the Initial Debentures shall not be considered to be outstanding and the holder shall not have any right except to receive the Total Put Price upon surrender and delivery of such holders’ Initial Debentures in accordance with the Indenture.

(vii)

The Corporation shall, on or before 11:00 a.m., (Toronto time) on the Business Day immediately prior to the Put Date, deposit with the Trustee or any paying agent to the order of the Trustee by an electronic funds transfer such sums of money as may be sufficient to pay the Total Put Price of the Initial Debentures to be purchased or redeemed by the Corporation on the Put Date plus the amount payable in lieu of any fractional Shares issuable upon the conversion of the Initial Debentures converted on the Put Date and on or before the Put Date certificates or other evidence of the Shares issuable upon the conversion of the Initial Debentures converted on the Put Date. The Trustee shall disburse such payments and deliver such certificates or other evidence of the Shares only upon receiving the required funds and certificates or other evidence of the Shares. To the extent requested by the Trustee, the Corporation shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with such purchase and/or redemption and/or conversion, as the case may be. Every such deposit shall be irrevocable. From the sums so deposited, the Trustee shall pay or cause to be paid to the holders of such Initial Debentures, the Total Put Price, and interest, if any, to which they are entitled on the Corporation’s purchase or redemption, and/or the amount payable in lieu of any fractional Shares and certificates or other evidence of the Shares issuable upon the conversion, of the Initial Debentures. The Trustee shall not be responsible for calculating the amount of monies or Shares owing but shall be entitled to rely on the Written Direction of the Corporation specifying the payments to be made and/or Shares to be issued.

(viii)

In the event that one or more of such Initial Debentures being purchased or converted in accordance with this Section 2.4(j) becomes subject to purchase or conversion in part only, upon surrender of such Initial Debentures for payment of the Total Put Price or delivery of the Shares issuable upon conversion of such Initial Debentures plus payment of an amount in cash in lieu of any fractional Shares, certificates or other evidence of one or more new Initial Debentures for the portion of the principal amount of the Initial Debentures not purchased shall be delivered to the holder thereof or upon the holder’s order without charge.

(ix)

Initial Debentures for which holders have exercised the Put Right and Initial Debentures which the Corporation has elected to redeem in accordance with this Section 2.4(j) shall become due and payable on the Put Date, in the same manner and with the same effect as if it were the date of maturity specified in such Initial Debentures, anything therein or herein to the contrary notwithstanding, and from and after such Put Date, if the money necessary to purchase or redeem the Initial Debentures shall have been deposited as provided in this Section 2.4(j) and affidavits or other proof satisfactory to the Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Initial Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

(x)

Initial Debentures for which holders have exercised the Change of Control Conversion Right in accordance with this Section 2.4(j) shall be converted on the Put Date, and from and after such Put Date, if the Freely Tradeable Shares and payment in lieu of any fractional Shares, if applicable, issuable and payable upon such conversion of the Initial Debentures shall have been deposited as provided in this Section 2.4(j) and affidavits or other proof satisfactory to the Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Initial Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

(xi)

In case the holder of any Initial Debenture to be converted, purchased or redeemed in accordance with this Section 2.4(j) shall fail on or before the Put Date to so surrender such holder’s Initial Debenture or duly endorsed form of transfer or shall not within such time accept payment of the moneys payable, or take delivery of certificates, if any, representing any Shares issuable in respect thereof, or give such receipt therefor, if any, as the Trustee may require, such moneys may be set aside in trust, or such certificates may be held in trust without interest, either in the deposit department of the Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and, to that extent, the Initial Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the moneys so paid and deposited, or to take delivery of the certificates so deposited, upon surrender and delivery up of such holder’s Initial Debenture, of the money set aside plus accrued and unpaid interest to the Put Date and subsequent distribution and accretions, on such Shares, if any, as the case may be. Subject to applicable law, in the event that any money, or certificates, required to be deposited hereunder with the Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Initial Debentures issued hereunder shall remain so deposited for a period of ten years from the Put Date, then such moneys, or certificates, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Trustee or such depository or paying agent to the Corporation and the Trustee shall not be responsible to Debentureholders for any amounts owing to them and, subject to applicable law, thereafter the holder of an Initial Debenture in respect of which such money was so repaid to the Corporation shall have no rights except to obtain the payment of the money or certificates due from the Corporation, subject to any limitation period provided by the laws of Ontario. Notwithstanding the foregoing, the Trustee will pay any remaining funds deposited hereunder prior to the expiry of ten years after the Put Date to the Corporation upon receipt from the Corporation of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Corporation prior to the expiry of ten years after the Put Date, the Corporation shall reimburse the Trustee for any amounts required to be paid by the Trustee to a holder of an Initial Debenture in respect thereof after the date of such payment of the remaining funds to the Corporation but prior to ten years after the Put Date and such letter of credit shall be reduced to the extent of the amount of such disbursement. If the Corporation fails to so reimburse the Trustee, the Trustee may draw on the letter of credit.

(xii)

Subject to the provisions above related to Initial Debentures converted, purchased or purchased in part, all Initial Debentures redeemed and paid under this Section 2.4(j) shall forthwith be delivered to the Trustee and cancelled and no Initial Debentures shall be issued in substitution therefor.

(xiii)	The Corporation will publicly announce the results of the purchases made pursuant to Section 2.4(j) as soon as practicable after the Put Date.

(xiv)	The Corporation will comply with all Applicable Securities Legislation in the event that the Corporation is required to repurchase Initial Debentures pursuant to Section 2.4(j).

(xv)

No fractional Shares shall be issued upon conversion of Initial Debentures but in lieu thereof the Corporation shall satisfy fractional interests by a cash payment. In the event the Corporation is required to deliver Freely Tradeable Shares, the conditions of paragraph (c) of Section 4.10 shall apply, mutatis mutandis to such obligation. Holders of Debentures who elect to exercise the Change of Control Conversion Right shall be entitled to receive and shall accept, in lieu of the number of Shares such holders would have been entitled to receive, such number of Shares or other securities or assets that such holders would have been entitled to if such holders had been the registered holders of the applicable number of Shares on the Effective Date.

(xvi)

Upon conversion of the Initial Debentures, if the principal amount (or any portion thereof) to which a holder is entitled is subject to withholding taxes pursuant to Section 7.8, the Trustee, on the Written Direction of the Corporation but for the account of the holder, shall provide reasonable assistance to effect the sale, through the investment banks, brokers or dealers selected by the Corporation, out of the Freely Tradeable Shares issued by the Corporation for this purpose, such number of Freely Tradeable Shares that is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and shall remit same on behalf of the Corporation to the proper tax authorities within the period of time prescribed for this purpose under applicable laws.

(k)

The Trustee shall be provided with the documents and instruments referred to in Section 2.5(b), Section 2.5(c) and Section 2.5(d) with respect to the Initial Debentures, mutatis mutandis, prior to the issuance of the Initial Debentures.

Section 2.5	Certification and Delivery of Additional Debentures

The Corporation may from time to time request the Trustee to certify and deliver Additional Debentures of any series by delivering to the Trustee the documents referred to below in this Section 2.5 whereupon the Trustee shall certify such Additional Debentures and cause the same to be delivered in accordance with the Written Direction of the Corporation referred to below or pursuant to such procedures acceptable to the Trustee as may be specified from time to time by a Written Direction of the Corporation. The maturity date, issue date, interest rate (if any) and any other terms of the Additional Debentures of such series shall be set forth in or determined by or pursuant to such Written Direction of the Corporation and procedures. In certifying such Additional Debentures, the Trustee shall be entitled to receive and shall be fully protected in acting and relying upon, unless and until such documents have been superseded or revoked:

(a)	an Officer’s Certificate and/or an executed supplemental indenture by or pursuant to which the form and terms of such Additional Debentures were established;

(b)	a Written Direction of the Corporation requesting certification, if applicable, and delivery of such Additional Debentures and setting forth delivery instructions;

(c)	an opinion of Counsel that the issue and sale of the Additional Debentures do not and will not result in a breach (whether after notice or lapse of time or both) of:

(i)	any of the terms, conditions or provisions of the Corporation’s articles or bylaws, or

(ii)	any statute, rule or regulation of the Province of Ontario or the federal laws of Canada applicable therein and which are applicable to the Corporation,

(d)

an Officer’s Certificate certifying that the Corporation is not in default under this Indenture, that the terms and conditions for the certification and delivery of Additional Debentures (including those set forth in Section 15.5), have been complied with subject to the delivery of any documents or instruments specified in such Officer’s Certificate and that no Event of Default exists or will exist upon such certification and delivery.

Section 2.6	Issue of Global Debentures

(a)

The Corporation may specify that the Debentures of a series are to be issued in whole or in part as one or more Global Debentures, subject to Section 3.4(f). Global Debentures shall be registered in the name of a Depository, or its nominee, designated by the Corporation in the Written Direction of the Corporation delivered to the Trustee at the time of issue of such Debenture. In the event Debentures are issued as Global Debentures, the Corporation shall execute and the Trustee shall certify and deliver one or more Global Debentures that shall:

(i)	represent an aggregate amount equal to the principal amount of the outstanding Debentures of such series to be represented by one or more Global Debentures;

(ii)	be delivered by the Trustee to such Depository or pursuant to such Depository’s instructions; and

(iii)	bear a legend substantially to the following effect (or as otherwise requested by the Depository):

“This Debenture is a Global Debenture within the meaning of the Indenture hereinafter referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.”

(b)

Each Depository designated for a Global Debenture must, at the time of its designation and at all times while it serves as such Depository, be a clearing agency registered or designated under the securities legislation of the jurisdiction where the Depository has its principal offices.

Section 2.7	Execution of Debentures

All certificated Debentures shall be signed (either manually or by facsimile signature) by any one authorized director, officer or other representative of the Corporation holding office or otherwise authorized at the time of signing. A facsimile signature upon a Debenture shall for all purposes of this Indenture be deemed to be the signature of the person whose signature it purports to be. Notwithstanding that any person whose signature, either manual or in facsimile, appears on a Debenture as a director or officer may no longer hold such office at the date of the Debenture or at the date of the certification and delivery thereof, such Debenture shall be valid and binding upon the Corporation and entitled to the benefits of this Indenture.

Section 2.8	Certification

No certificated Debenture shall be issued or, if issued, shall be obligatory or shall entitle the holder to the benefits of this Indenture, until it has been manually certified by or on behalf of the Trustee substantially in the form set out in this Indenture, in the relevant supplemental indenture, or in some other form approved by the Trustee. Such certification on any Debenture shall be conclusive evidence that such Debenture is duly issued, is a valid obligation of the Corporation and the holder is entitled to the benefits hereof.

The certificate of the Trustee signed on the Debentures, or interim Debentures hereinafter mentioned, shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Debentures or interim Debentures, as to the issuance of the Debentures or interim Debentures or as to the performance by the Corporation of its obligations under the Indenture, and the Trustee shall in no respect be liable or answerable for the use made of the Debentures or interim Debentures or any of them or the proceeds thereof. The certificate of the Trustee signed on the Debentures or interim Debentures shall, however, be a representation and warranty by the Trustee that the Debentures or interim Debentures have been duly certified by or on behalf of the Trustee pursuant to the provisions of this Indenture.

Section 2.9	Interim Debentures or Certificates

Pending the delivery of definitive Debentures of any series to the Trustee, the Corporation may issue and thereupon the Trustee shall certify in lieu thereof interim Debentures in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; or the Corporation may execute and thereupon the Trustee shall certify a temporary Debenture for the whole principal amount of Debentures of the series then authorized to be issued hereunder and deliver the same to the Trustee and thereupon the Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Debenture so delivered to it, as the Corporation and the Trustee may approve entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; and, when so issued and certified, such interim or temporary Debentures or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Debentures duly issued hereunder and, pending the exchange thereof for definitive Debentures, the holders of the interim or temporary Debentures or interim certificates shall be deemed without duplication to be Debentureholders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Corporation shall have delivered the definitive Debentures to the Trustee, the Trustee shall cancel such temporary Debentures, if any, and shall call in for exchange all interim Debentures or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Corporation or the Trustee to the holders of such interim or temporary Debentures or interim certificates for the exchange thereof. All interest paid upon interim or temporary Debentures or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

Section 2.10	Mutilation, Loss, Theft or Destruction

In case any of the Debentures issued hereunder shall become mutilated or be lost, stolen or destroyed, the Corporation, in its discretion, may issue, and thereupon the Trustee shall certify and deliver, a new Debenture upon surrender and cancellation of the mutilated Debenture, or in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same, and the substituted Debenture shall be in a form approved by the Trustee and shall be entitled to the benefits of this Indenture and rank equally in accordance with its terms with all other Debentures issued or to be issued hereunder. The new or substituted Debenture may have endorsed upon it the fact that it is in replacement of a previous Debenture. In case of loss, theft or destruction the applicant for a substituted Debenture shall furnish to the Corporation and to the Trustee such evidence of the loss, theft or destruction of the Debenture as shall be satisfactory to them in their discretion and shall also furnish an indemnity and surety bond satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Debenture.

Section 2.11	Concerning Interest

(a)

Subject to Section 2.4(b) with respect to the calculation of interest in respect of the initial interest payment to be paid on the Initial Debentures, all Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures which are interest bearing, shall bear interest from and including their issue date or from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures of that series, whichever shall be the later, to but excluding the next Interest Payment Date.

(b)

Unless otherwise specifically provided in the terms of the Debentures of any series, interest for any period of less than six months shall be computed on the basis of a year of 365 days. Subject to Section 2.4(b) in respect of the method for calculating the amount of interest to be paid on the Initial Debentures on the first Interest Payment Date in respect thereof, with respect to any series of Debentures, whenever interest is computed on a basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

Section 2.12	Debentures to Rank Subordinate and Pari Passu

The Initial Debentures will be direct unsecured obligations of the Corporation. All Debentures issued regardless of the series, will rank pari passu with each other Debenture (regardless of their actual date or terms of issue). The payment of the principal of, and interest on, the Debentures shall, as provided in Article 5, be subordinated in right of payment to all Senior Indebtedness (including all payments thereunder).

Section 2.13	Payments of Amounts Due on Maturity

Except as may otherwise be provided in any supplemental indenture in respect of any series of Debentures and except as otherwise provided in this Indenture, payments of amounts due upon maturity of the Debentures will be made in the following manner. The Trustee will establish and maintain for the residual benefit of the Corporation, a Debt Account for each series of Debentures. Each such Debt Account shall be maintained by and be subject to the control of the Trustee for the purposes of this Indenture. On or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to each maturity date for Debentures outstanding from time to time under this Indenture, the Corporation will deposit in the applicable Debt Account by an electronic funds transfer an amount sufficient to pay the amount payable in respect of such Debentures (less any tax required to be withheld pursuant to Section 7.8) . The Trustee shall disburse such maturity payments only upon receipt of the required funds. The Trustee, on behalf of the Corporation, will pay to each holder entitled to receive payment the principal amount of and premium (if any) on the Debenture, upon surrender of the Debenture at the Designated Office. The deposit or making available of such amounts to the applicable Debt Account will satisfy and discharge the liability of the Corporation for the Debentures to which the deposit or making available of funds relates to the extent of the amount deposited or made available (plus the amount of any tax deducted as aforesaid) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the money so deposited or made available the amount to which it is entitled.

Section 2.14	Payment of Interest

The following provisions shall apply to Debentures, except as otherwise provided in Section 2.4(b) or elsewhere in this Indenture or specified in a resolution of the directors of the Corporation, Officer’s Certificate or supplemental indenture relating to a particular series of Additional Debentures:

(a)

As interest becomes due on each Debenture (except at maturity or on redemption, when interest may at the option of the Corporation be paid upon surrender of such Debenture) the Corporation, either directly or through the Trustee or any agent of the Trustee, shall send or forward by electronic transfer of funds (if agreed by the Debentureholder and authorized and directed by a Written Direction of the Corporation), by cheque dated the Interest Payment Date or by such other means as may be agreed to by the Trustee, payment of such interest (less any tax required to be withheld therefrom pursuant to Section 7.8) to the order of the registered holder of such Debenture appearing on the registers maintained by the Trustee at the close of business on the 15th day of the month in which the applicable Interest Payment Date occurs (or, if such 15th day is not a Business Day, on the first Business Day following such 15th day) such dates being June 15 and December 15 in respect of the Initial Debentures (each a “Record Date”), unless such holder otherwise directs. If payment is made by cheque, such cheque shall be dated the Interest Payment Date and mailed on or before the 5th Business Day preceding the applicable Interest Payment Date to the address of the holder appearing in the register maintained by the Trustee at the close of business on the Record Date. If payment is made by other means (such as electronic transfer of funds), such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Debenture becomes due. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest then due on such Debenture, unless in the case of payment by cheque, such cheque be not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the person to whom it is so sent as aforesaid, the Corporation will issue to such person a replacement cheque or other payment for the same amount upon being furnished with such evidence of nonreceipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Corporation is prevented by circumstances beyond its control (including any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Corporation may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee with the same effect as though payment had been made in the manner provided above. If payment is made by the Trustee, by 11:00 a.m. (Toronto time) on the Business Day immediately prior to each Interest Payment Date or by the date of mailing the cheques for the interest due on an Interest Payment Date, whichever is earlier, the Corporation shall deliver sufficient funds to the Trustee by electronic transfer or certified cheque or make such other arrangements for the provisions of funds as may be agreeable between the Trustee and the Corporation in order to effect such interest payment hereunder.

(b)

Notwithstanding Section 2.14(a), if a series of Debentures is represented by a Global Debenture, then all payments of interest on the Global Debenture shall be made by electronic funds transfer by 11:00 a.m. (Toronto time) on such Interest Payment Date to the Depository or its nominee for subsequent payment to holders of interests in that Global Debenture, unless the Corporation and the Depository otherwise agree. None of the Corporation, the Trustee or any agent of the Trustee for any Debenture issued as a Global Debenture will be liable or responsible to any person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debenture or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

(c)	The Trustee shall disburse such interest payments only upon receiving the required funds from the Corporation.

(d)

Not less than 24 hours prior to the Interest Payment Date, the Corporation shall forward to the Trustee a Written Direction of the Corporation specifying payments to be made. The Trustee shall not be responsible for calculating the amount of interest owing and shall be entitled to rely absolutely on the Written Direction of the Corporation specifying the payments to be made.

(e)

Notwithstanding the foregoing, (i) all payments in excess of $25 million to a holder other than the Depository (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto) shall be made by the use of the LVTS; and (ii) in the event that payment must be made to the Depository, such payment shall be made by LVTS and the Corporation shall remit payment to the Trustee by LVTS. The Trustee shall have no obligation to disburse funds pursuant to this Section 2.14 unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable with respect to such Interest Payment Date. The Trustee shall, if any funds are received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn.

ARTICLE 3
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

Section 3.1	Fully Registered Debentures

(a)

With respect to each series of Debentures issuable as Fully Registered Debentures, the Trustee shall cause to be kept by and at the Designated Office, a register in which shall be entered the names and addresses of the holders of Fully Registered Debentures and particulars of the Debentures held by them respectively and of all transfers of Fully Registered Debentures. Such registration shall be noted on the Debentures by the Trustee unless a new Debenture shall be issued upon such transfer.

(b)

No transfer of a Fully Registered Debenture shall be valid unless made on such register referred to in Section 3.1(a) by the registered holder or such holder’s executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee upon surrender of the Debentures together with a duly executed form of transfer acceptable to the Trustee and upon compliance with such other reasonable requirements as the Trustee may prescribe, nor unless the name of the transferee shall have been noted on the Debenture by the Trustee.

Section 3.2	Global Debentures

(a)

With respect to each series of Debentures issuable in whole or in part as one or more Global Debentures, the Corporation shall cause to be kept by and at the Designated Office, a register in which shall be entered the name and address of the holder of each such Global Debenture (being the Depository, or its nominee, for such Global Debenture) as holder thereof and particulars of the Global Debenture held by it, and of all transfers thereof. If any Debentures of such series are at any time not Global Debentures, the provisions of Section 3.1 shall govern with respect to registrations and transfers of such Debentures.

(b)

Notwithstanding any other provision of this Indenture, a Global Debenture may not be transferred by the registered holder thereof except in the following circumstances or as otherwise specified in the resolution of the directors of the Corporation, Officer’s Certificate or supplemental indenture relating to a particular series of Additional Debentures:

(i)

the Global Debenture may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(ii)

the Global Debenture may be transferred at any time after the Depository for such Global Debenture (i) has notified the Corporation that it is unwilling or unable to continue as Depository for such Global Debenture or (ii) ceases to be eligible to be a Depository under Section 2.6(b) provided that at the time of such transfer the Corporation and the Trustee have not appointed a successor Depository for such Global Debenture;

(iii)

the Global Debenture may be transferred at any time after the Corporation has determined, in its sole discretion, to terminate the book-entry only registration system in respect of such Global Debenture and has communicated such determination to the Trustee in writing; and

(iv)

the Global Debenture may be transferred at any time after the Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures of the series issued as a Global Debenture, provided that at the time of such transfer the Trustee has not waived the Event of Default pursuant to Section 8.3.

(c)	Each Global Debenture shall bear the following legend (the “Depository Legend”):

“Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Kirkland Lake Gold Inc. or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO, or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO, has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.”

(d)	Global Debentures shall be subject to the following:

(i)	the Trustee may deal with the Depository as the authorized representative of the applicable Beneficial Debentureholders;

(ii)

the rights of the applicable Beneficial Debentureholders shall be exercised only through the Depository and the rights of such Beneficial Debentureholders shall be limited to those established by applicable law and agreements between the Depository and the Participants and between such Participants and such Beneficial Debentureholders, and must be exercised through a Participant in accordance with the rules and procedures of the Depository;

(iii)

the Depository will make book-entry transfers among the direct Participants of the Depository and will receive and transmit distributions of principal, premium (if any), and interest on the Debentures to such direct Participants; and

(iv)

the direct Participants of the Depository shall have no rights under this Indenture or under or with respect to any of the Debentures represented by a Global Debenture held on their behalf by the Depository, and the Depository may be treated by the Trustee and its agents, employees, officers and directors as the absolute owner of the Debentures represented by such Global Debentures for all purposes whatsoever.

(e)

Notwithstanding anything to the contrary set out herein, all physical Global Debentures issued to the Depository may be surrendered to the Trustee for an electronic position on the register of Debentureholders to be maintained by the Trustee. All Global Debentures maintained in such electronic position will be valid and binding obligations of the Corporation, entitling the registered holders thereof to the same benefits as those registered holders who hold Global Debentures in physical form. This Indenture and the provisions contained herein will apply mutatis mutandis to such Debentures held in such electronic position.

Section 3.3	U.S. Restrictions

(a)	Notwithstanding anything herein contained to the contrary, any Debentures issued to U.S. Purchasers (the “Restricted Debentures”) shall be issued in accordance with the provisions of Section 3.4.

(b)

If, at any time, a holder of a Restricted Debenture bearing the U. S. Securities Act Legend wishes to transfer its interest therein to a Person required or permitted to take delivery thereof in the form of an interest in a Debenture that does not contain the U. S. Securities Act Legend, including the Global Debenture issued in accordance with the provisions of Section 3.2 (an “Unrestricted Debenture”), the Trustee will reduce the outstanding principal amount of such Restricted Debenture by such amount and increase the outstanding principal amount of the corresponding Unrestricted Debenture to which such holder’s interest is transferred by such transferred amount.

Section 3.4	Issuance of Restricted Debentures with U.S. Restrictions

(a)

Any Debentures issued to U.S. Purchasers pursuant to Section 3.3(a) shall be issued as Fully Registered Debentures in authorized denominations, shall have the same benefits and be subject to the same terms and conditions as the Unrestricted Debentures, shall be registered in the names and denominations as the Corporation shall direct and shall be delivered as directed by the persons in whose names such Restricted Debentures are to be registered. The Restricted Debentures shall be in substantially the form of the Unrestricted Debentures mutatis mutandis, except as provided in Section 3.4(b) and except that they shall not include the Depository Legend.

(b)

Each Restricted Debenture, as well as all certificates or other global notes issued in exchange for or in substitution of the foregoing securities, will bear the U.S. Securities Act Legend; provided that, (i) if any interest in a Restricted Debenture is being sold outside the United States in accordance with Rule 904 of Regulation S at a time when the Corporation is a “foreign issuer” as defined in Rule 902(e) of Regulation S the legend may be removed by providing a duly completed and signed declaration to the Trustee, as registrar and transfer agent, to the effect set forth in Schedule G hereto (or in such other form as the Corporation may from time to time prescribe) and, if required by the Trustee, an opinion of counsel of recognized standing satisfactory to the Trustee, acting reasonably, that such legend is no longer required under the applicable requirements of the U. S. Securities Act or U.S. state securities laws, and provided further, that, (ii) if any interest in a Restricted Debenture is (a) being sold in the United States or (b) eligible for resale, in accordance with Rule 144 under the U. S. Securities Act, such legend may be removed by delivery to the Trustee of an opinion of U.S. counsel of recognized standing, satisfactory to the Corporation, acting reasonably, that such legend is no longer required under applicable requirements of the U.S. Securities Act or U.S. state securities laws.

(c)

If a Restricted Debenture or an interest therein tendered for transfer bears the U.S. Securities Act Legend and the transferee is a U.S. Purchaser in the United States, except as provided in Section 3.4(b), the Restricted Debenture or interest therein issued to such transferee shall also bear the U.S. Securities Act Legend.

(d)

Debentures may not be converted into Shares in the United States unless an exemption is available from registration requirements of the U. S. Securities Act, including Section 3(a)(9) of the U.S. Securities Act, and applicable state securities laws.

(e)	Any Shares into which the Restricted Debentures are convertible shall also bear the U.S. Securities Act Legend unless the provisions of Section 3.4(b), apply thereto mutatis mutandis.

(f)

The Corporation, in issuing Restricted Debentures in the form of one or more Global Debentures shall use a designated “CUSIP” number and promptly notify the Trustee of the “CUSIP” number and designation of the Restricted Debentures. The Trustee shall use the “CUSIP” number to identify such Restricted Debentures in notices as a convenience to Debentureholders and the Depository; provided that any such notice may state that no representation is made as to the correctness of such number either as printed on the Debentures or as contained in any notice and that reliance may be placed only on the other identification number(s) printed on the Debentures, and any such notice shall not be affected by any defect in or omission of such number. The Corporation will promptly notify the Trustee of any change in the “CUSIP” number. Notwithstanding the foregoing, no Restricted Debentures will be issued in the form of Global Debentures, except to Qualified Institutional Buyers.

(g)	The Trustee shall maintain a list of all registered holders of Restricted Debentures or interests therein or Shares into which they are converted bearing the U. S. Securities Act Legend.

Section 3.5	Transferee Entitled to Registration

The transferee of a Debenture shall be entitled, after the appropriate form of transfer is lodged with the Trustee and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Debenture, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

Section 3.6	No Notice of Trusts

Neither the Corporation nor the Trustee shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Debenture, and may transfer the same on the direction of the person registered as the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

Section 3.7	Registers Open for Inspection

The registers referred to in Section 3.1 and Section 3.2 shall at all reasonable times be open for inspection by the Corporation, the Trustee and any Debentureholder. The Trustee, shall from time to time when requested so to do by the Corporation, in writing, furnish the Corporation with a list of names and addresses of holders of registered Debentures entered on the register kept by them and showing the principal amount and serial numbers of the Debentures held by each such holder provided the Trustee shall be entitled to charge a reasonable fee to provide such a list.

Section 3.8	Exchanges of Debentures

(a)

Subject to Section 3.9, Debentures in any authorized form or denomination, other than Global Debentures, may be exchanged for Debentures in any other authorized form or denomination, of the same series and date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debentures so exchanged.

(b)

In respect of exchanges of Debentures permitted by Section 3.8(a), Debentures of any series may be exchanged only at the Designated Office. Any Debentures tendered for exchange shall be surrendered to the Trustee. The Corporation shall execute and the Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid. All Debentures surrendered for exchange shall be cancelled.

(c)

Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.

Section 3.9	Closing of Registers

Neither the Corporation nor the Trustee shall be required to:

(a)	accept conversions of any Fully Registered Debentures during the period from the close of business on the Record Date preceding the Interest Payment Date to and including such Interest Payment Date;

(b)

make transfers or exchanges of any Debentures during the period from the date of any selection by the Trustee of any Debentures to be redeemed or during the preceding 15 days or thereafter until the close of business on the date upon which a Redemption Notice is given in respect of such Debentures; or

(c)	make transfers or exchanges of any Debentures which have been selected or called for redemption unless upon due presentation thereof for redemption such Debentures are not redeemed.

Section 3.10	Charges for Registration, Transfer and Exchange

For each Debenture exchanged, registered, transferred or discharged from registration, the Trustee except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued (such amounts to be agreed upon by the Trustee and the Corporation from time to time), and payment of such charges and reimbursement of the Trustee for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Debentureholder hereunder:

(a)	for any exchange, registration, transfer or discharge from registration of any Debenture applied for within a period of two months from the date of the first delivery of Debentures of that series;

(b)	for any exchange of any interim or temporary Debenture or interim certificate that has been issued under Section 2.9 for a definitive Debenture;

(c)	for any exchange of a Global Debenture as contemplated in Section 3.2; or

(d)	for any exchange of any Debenture resulting from a partial redemption under Section 4.2.

Section 3.11	Ownership of Debentures

(a)

Unless otherwise required by law, the person in whose name any registered Debenture is registered shall for all the purposes of this Indenture, be and be deemed to be the owner thereof and payment of or on account of the principal of and premium, if any, on such Debenture and, in the case of a Fully Registered Debenture, interest thereon shall be made to such registered holder.

(b)

The registered holder for the time being of any registered Debenture shall be entitled to the principal, premium, if any, and/or interest evidenced by such instruments, respectively, free from all equities or rights of setoff or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons may act accordingly and the receipt of any such registered holder for any such principal, premium or interest shall be a good discharge to the Corporation and/or the Trustee for the same and neither the Corporation nor the Trustee shall be bound to inquire into the title of any such registered holder.

(c)

Where Debentures are registered in more than one name, the principal, premium, if any, and interest (in the case of Fully Registered Debentures) from time to time payable in respect thereof may be paid to the order of all such holders, failing written instructions from them to the contrary, and the receipt of any one of such holders therefor shall be a valid discharge, to the Trustee and to the Corporation.

(d)

In the case of the death of one or more joint holders of any Debenture the principal, premium, if any, and interest from time to time payable thereon may be paid to the order of the survivor or survivors of such registered holders and the receipt of any such survivor or survivors therefor shall be a valid discharge to the Trustee and to the Corporation.

(e)	The Trustee may assume for the purposes of this Indenture that any address of the holder appearing in the register maintained by the Trustee is the holder’s actual address.

ARTICLE 4
REDEMPTION AND PURCHASE OF DEBENTURES

Section 4.1	Applicability of Article

The Corporation shall have the right at its option to redeem, either in whole at any time or in part from time to time before maturity, either by payment of money or, subject to any required regulatory approval, by issuance of Freely Tradeable Shares as provided in Section 4.6 or any combination thereof, any Debentures issued hereunder of any series which by their terms are made so redeemable (subject, however, to any applicable restriction on the redemption of Debentures of such series including, in respect of the Initial Debentures, Section 2.4(c)) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and as shall have been expressed in this Indenture, in the Debentures, in an Officer’s Certificate, or in a supplemental indenture authorizing or providing for the issue thereof.

Section 4.2	Partial Redemption

If less than all the Debentures of any series for the time being outstanding are at any time to be redeemed or if a portion are being redeemed for cash and a portion are being redeemed by the issuance of Freely Tradeable Shares, and such Debentures are not in the form of one or more Global Debentures, the Corporation shall in each such case, at least 15 days before the date upon which the Redemption Notice is to be given, notify the Trustee by a Written Direction of the Corporation of its intention to redeem such Debentures and of the aggregate principal amount of Debentures to be redeemed. Subject to the consent of the TSX, the Debentures to be so redeemed shall be selected by the Trustee (i) on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures registered in the name of each holder, or (ii) by lot in such manner as the Trustee may deem equitable. Unless otherwise specifically provided in the terms of any series of Debentures, no Debenture shall be redeemed in part unless the principal amount redeemed is $1,000 or a multiple thereof. For this purpose, the Trustee may make, and from time to time vary, regulations with respect to the manner in which such Debentures may be drawn for redemption and regulations so made shall be valid and binding upon all holders of such Debentures notwithstanding the fact that as a result thereof one or more of such Debentures may become subject to redemption in part only. In the event that one or more of such Debentures becomes subject to redemption in part only, upon surrender of any such Debentures for payment of the Redemption Price, together with interest accrued but unpaid to but excluding the Redemption Date, the Corporation shall execute and the Trustee shall certify and deliver without charge to the holder thereof or upon the holder’s order one or more new Debentures for the unredeemed part of the principal amount of the Debenture or Debentures so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms “Debenture” or “Debentures” as used in this Article 4 shall be deemed to mean or include any part of the principal amount of any Debenture which in accordance with the foregoing provisions has become subject to redemption.

Section 4.3	Notice of Redemption

Notice of redemption (the “Redemption Notice”) of any series of Debentures shall be given to the Trustee and the holders of the Debentures to be redeemed at least 30 days and not more than 60 days prior to the date fixed for redemption (the “Redemption Date”) in the manner provided in Section 14.2. Every such notice from the Corporation shall specify the aggregate principal amount of Debentures called for redemption, the Redemption Date, the Redemption Price, the right of the holders to convert such Debentures as provided for in Article 6, the places of payment and shall state that interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date. In addition, unless all the outstanding Debentures are to be redeemed, the Redemption Notice shall specify:

(a)	the distinguishing letters and numbers of the registered Debentures which are to be redeemed (or of such thereof as are registered in the name of such Debentureholder);

(b)

in the case of a published notice, the distinguishing letters and numbers of the Debentures which are to be redeemed or, if such Debentures are selected by terminal digit or other similar system, such particulars as may be sufficient to identify the Debentures so selected;

(c)	in the case of a Global Debenture, that the redemption will take place in such manner as may be agreed upon by the Depository, the Trustee and the Corporation; and

(d)	in all cases, the principal amounts of such Debentures or, if any such Debenture is to be redeemed in part only, the principal amount of such part.

Section 4.4	Debentures Due on Redemption Dates

Notice having been given as aforesaid, all the Debentures so called for redemption shall thereupon be and become due and payable at the Redemption Price, together with accrued but unpaid interest to but excluding the Redemption Date, on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the moneys necessary to redeem, or the Freely Tradeable Shares to be issued to redeem, such Debentures shall have been deposited as provided in Section 4.5 (unless payment of the Redemption Price, or delivery of such Shares, shall not be made on presentation for surrender of such Debenture) and affidavits or other proof satisfactory to the Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest upon the Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

Section 4.5	Deposit of Redemption Moneys or Shares

Redemption of Debentures shall be provided for by the Corporation depositing with the Trustee or any paying agent to the order of the Trustee, on or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to the Redemption Date specified in such notice, such sums of money, by electronic funds transfer, or certificates representing such Shares, as the case may be, as may be sufficient to pay the Redemption Price of the Debentures so called for redemption, plus accrued but unpaid interest thereon up to but excluding the Redemption Date. At the request of the Trustee, the Corporation shall also deposit with the Trustee, by electronic funds transfer, a sum of money sufficient to pay any charges or expenses which may be reasonably incurred by the Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums or certificates representing Shares so deposited, the Trustee shall pay or cause to be paid, or issue or cause to be issued, to the holders of such Debentures so called for redemption, upon surrender of such Debentures, the principal and premium (if any) to which they are respectively entitled on redemption. The Corporation may pay the interest hereunder in accordance with Article 10. The Trustee shall disburse such payments only upon receiving the required funds.

Section 4.6	Right to Repay Redemption Price in Shares

(a)

Subject to the other provisions of this Section 4.6, the Corporation may, at its option, elect to satisfy its obligation to pay the Redemption Price in whole or in part by issuing and delivering to holders on the Redemption Date that number of Freely Tradeable Shares obtained by dividing the aggregate principal amount of Debentures being redeemed by 95% of the Current Market Price of the Shares on the Redemption Date (the “Share Redemption Right”).

(b)

The Corporation shall exercise the Share Redemption Right by so specifying in the Redemption Notice set forth in Schedule D, which shall be delivered to the Trustee and the holders of Debentures not more than 60 days and not less than 40 days prior to the Redemption Date. The Redemption Notice shall also specify the aggregate principal amount of Debentures in respect of which it is exercising the Share Redemption Right.

(c)	The Corporation’s right to exercise the Share Redemption Right shall be conditional upon the following conditions being met on or before the Business Day preceding the Redemption Date:

(i)	the Shares to be issued on exercise of the Share Redemption Right being Freely Tradeable;

(ii)	the conditional listing of such additional Shares on each stock exchange on which the Shares are then listed subject only to customary conditions of listing;

(iii)	the Corporation being a reporting issuer (or its equivalent) not in default under Applicable Securities Legislation where the distribution of such Shares occurs;

(iv)	no Event of Default shall have occurred and be continuing;

(v)

the receipt by the Trustee of an Officer’s Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Shares to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Shares on the Redemption Date; and

(vi)

the receipt by the Trustee of an opinion of Counsel dated the Redemption Date to the effect that such Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the Redemption Price, will be validly issued as fully paid and nonassessable, that condition (i) above has been satisfied, relying exclusively on correspondence from the relevant stock exchange, that condition (ii) above has been satisfied, and, relying exclusively on reporting issuer lists published by the relevant securities authorities, that condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces and territories where reporting issuer lists are not published.

If the foregoing conditions are not satisfied at or prior to the close of business on the Business Day preceding the Redemption Date, the Corporation shall pay in cash 100% of the Redemption Price that would otherwise have been satisfied in Shares in accordance with Section 4.5, unless the Debentureholders waive the conditions which are not satisfied by Extraordinary Resolution.

(d)

In the event that the Corporation duly exercises its Share Redemption Right, the Corporation shall on or before 11:00 a.m. (Toronto time) on the Redemption Date make the delivery to the Trustee for delivery to and on account of the holders, upon presentation and surrender of the Debentures for payment on the Redemption Date at any place where a register is maintained pursuant to Article 3 or any other place specified in the Redemption Notice, of certificates or other evidence representing the Freely Tradeable Shares and a cheque representing accrued and unpaid interest to which such holders are entitled (less any tax required to be withheld pursuant to Section 7.8, if any). Such Freely Tradeable Shares shall initially be registered in the name of the Trustee until such time as the holder of such Debentures has surrendered its Debentures or duly endorsed form of transfer to the Trustee.

(e)

No fractional Freely Tradeable Shares shall be delivered upon the exercise of the Share Redemption Right but, in lieu thereof, the Corporation shall pay to the Trustee for the account of the holders, at the time contemplated in Section 4.6(d), the cash equivalent thereof determined on the basis of the Current Market Price of the Shares on the Redemption Date (less any tax required to be deducted, if any). Upon request by the Trustee, the Corporation shall provide, in writing to the Trustee, the price to be paid in respect of such fractional Shares.

(f)

A holder shall be treated as the shareholder of record of the Freely Tradeable Shares issued on due exercise by the Corporation of its Share Redemption Right effective immediately after the close of business on the Redemption Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including dividends or distributions in kind) thereon and arising thereafter, and in the event that the Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g)

The Corporation shall issue to Debentureholders to whom Freely Tradeable Shares will be issued pursuant to exercise of the Share Redemption Right, such number of Freely Tradeable Shares as shall be issuable in such event. All Freely Tradeable Shares which shall be so issuable shall be duly and validly issued as fully paid and nonassessable.

(h)

The Corporation shall from time to time promptly pay, or make provision satisfactory to the Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province or territory thereof (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely Tradeable Shares to holders upon exercise of the Share Redemption Right pursuant to the terms of the Debentures and of this Indenture.

(i)

If the Corporation elects to satisfy its obligation to pay the Redemption Price by issuing Freely Tradeable Shares in accordance with this Section 4.6 and if the Redemption Price (or any portion thereof) to which a holder is entitled is subject to withholding taxes pursuant to Section 7.8, the Trustee, on the Written Direction of the Corporation but for the account of the holder, shall provide reasonable assistance to effect the sale, through the investment banks, brokers or dealers selected by the Corporation, out of the Freely Tradeable Shares issued by the Corporation for this purpose, such number of Freely Tradeable Shares that is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and shall remit same on behalf of the Corporation to the proper tax authorities within the period of time prescribed for this purpose under applicable laws. In the event the Trustee sells such Freely Tradeable Shares pursuant to this Section 4.6(i), the procedures set forth in Article 10 of this Corporation Indenture shall apply mutatis mutandis to such sale. The Trustee shall not be responsible for the purchase price or the timing of the sale of such Shares.

(j)

In the event the Corporation exercises its Share Redemption Right, the Corporation shall reserve and keep available out of its authorized Shares such number of Shares as shall be issuable in such event (if the number thereof becomes limited) solely for the purpose of issue and delivery upon the exercise of the Share Redemption Right as provided herein, and shall issue such Shares to Debentureholders to whom the Shares will be issued pursuant to exercise of the Share Redemption Right.

(k)	Interest accrued and unpaid on the Debentures on the Redemption Date will be paid to Debentureholders in the manner contemplated in Section 2.14.

Section 4.7	Failure to Surrender Debentures Called for Redemption

In case the holder of any Debenture so called for redemption shall fail on or before the Redemption Date to so surrender such holder’s Debenture, or shall not within such time accept payment of the Redemption Price payable, or take delivery of certificates representing any Shares issuable in respect thereof, or give such receipt therefor, if any, as the Corporation may require, such redemption moneys may be set aside in trust, or such certificates may be held in trust without interest, either in the deposit department of the Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the moneys so paid and deposited, or to take delivery of the certificates so deposited, upon surrender and delivery of such holder’s Debenture, of the Redemption Price plus accrued and unpaid interest to the Redemption Date and subsequent distributions and accretions, on such Shares, if any, as the case may be. Subject to applicable law, in the event that any money, or certificates, required to be set aside or deposited hereunder with the Trustee and not claimed shall remain so set aside or deposited for a period of ten years from the Redemption Date, then such moneys or certificates, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Trustee to the Corporation on its written demand, and thereupon the Trustee shall not be responsible to Debentureholders for any amounts owing to them and, subject to applicable law, thereafter the holder of a Debenture in respect of which such money or Shares, if applicable, was so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the money or certificates due from the Corporation, subject to any limitation period provided by the laws of Ontario. Notwithstanding the foregoing, the Trustee will pay any remaining funds prior to the expiry of ten years after the Redemption Date to the Corporation upon receipt from the Corporation of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Corporation prior to the expiry of ten years after the Redemption Date, the Corporation shall reimburse the Trustee for any amounts required to be paid by the Trustee to a holder of a Debenture pursuant to the redemption after the date of such payment of the remaining funds to the Corporation but prior to ten years after the redemption and such letter of credit shall be reduced to the extent of the amount of such reimbursement. If the Corporation fails to reimburse the Trustee, the Trustee may draw on the letter of credit.

Section 4.8	Cancellation of Debentures Redeemed

Subject to the provisions of Section 4.2 and Section 4.9 as to Debentures redeemed or purchased in part, all Debentures redeemed and whose obligations have been satisfied under this Article 4 shall forthwith be delivered to the Trustee and cancelled and no Debentures shall be issued in substitution therefor.

Section 4.9	Purchase of Debentures by the Corporation

(a)

Unless otherwise specifically provided with respect to a particular series of Debentures, the Corporation may at any time and from time to time, purchase Debentures in the market (which shall include purchase from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by private contract, at any price, subject to compliance with Applicable Securities Legislation regarding issuer bids. If an Event of Default has occurred and is continuing, the Corporation may purchase all or any of the Debentures as aforesaid.

(b)	All Debentures so purchased shall be cancelled and no Debentures shall be issued in substitution therefor.

(c)

If, upon an invitation for tenders, more Debentures are tendered at the same lowest price that the Corporation is prepared to accept, the Debentures to be purchased by the Corporation shall be selected by the Trustee, in such manner (which may include selection by lot, selection on a pro rata basis, random selection by computer or any other method) as the Trustee considers appropriate, from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. For this purpose the Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that as a result thereof one or more of such Debentures become subject to purchase in part only. The holder of a Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such holder, one or more new Debentures for the unpurchased part so surrendered, and the Trustee shall certify and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so purchased or.

Section 4.10	Right to Repay Principal Amount in Shares at Maturity

(a)

Subject to the other provisions of this Section 4.10 and subject to any required regulatory approval, the Corporation may, at its option, elect to satisfy its obligation to repay the principal amount of the Debentures outstanding, in whole or in part, by issuing and delivering to holders on the maturity of such Debentures (the “Maturity Date”) that number of Freely Tradeable Shares obtained by dividing the aggregate principal amount of the Debentures by 95% of the Current Market Price of the Shares on the Maturity Date (the “Share Repayment Right”).

(b)

The Corporation shall exercise the Share Repayment Right by so specifying in the Maturity Notice set forth in Schedule C, which shall be delivered to the Trustee and the holders of Debentures not more than 60 days and not less than 40 days prior to the Maturity Date. The Maturity Notice shall also specify the aggregate principal amount of Debentures in respect of which it is exercising the Share Repayment Right.

(c)	The Corporation’s right to exercise the Share Repayment Right shall be conditional upon the following conditions being met on or before the Business Day preceding the Maturity Date:

(i)	the Shares to be issued on exercise of the Share Repayment Right being Freely Tradeable;

(ii)	the conditional listing of such additional Shares on each stock exchange on which the Shares are then listed subject only to customary conditions of listing;

(iii)	the Corporation being a reporting issuer (or its equivalent) not in default under Applicable Securities Legislation where the distribution of such Shares occurs;

(iv)	no Event of Default shall have occurred and be continuing;

(v)

the receipt by the Trustee of an Officer’s Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Shares to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Shares on the Maturity Date; and

(vi)

the receipt by the Trustee of an opinion of Counsel dated the Maturity Date to the effect that such Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment, in whole or in part, of the principal amount of the Debentures outstanding will be validly issued as fully paid and non assessable, that condition (i) above has been satisfied, relying exclusively on correspondence from the relevant stock exchange, that condition (ii) above has been satisfied, and, relying exclusively on reporting issuer lists published by the relevant securities authorities, that condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces and territories where lists are not published.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Maturity Date, the Corporation shall pay in cash 100% of the principal amount of the Debentures that would otherwise have been payable in accordance with Section 4.5, unless the Debentureholders waive the conditions which are not satisfied by Extraordinary Resolution.

(d)

In the event that the Corporation duly exercises its Share Repayment Right, the Corporation shall on or before 11:00 a.m. (Toronto time) on the Maturity Date make the delivery to the Trustee for delivery to and on account of the holders, upon presentation and surrender of the Debentures for payment on the Maturity Date at any place where a register is maintained pursuant to Article 3 or any other place specified in the Maturity Notice, of certificates or other evidence representing the Freely Tradeable Shares and a cheque representing accrued and unpaid interest to which such holders are entitled (less any tax required to be withheld, if any). Such Freely Tradeable Shares shall initially be registered in the name of the Trustee until such time as the holder of such Debentures has surrendered its Debentures or duly endorsed form of transfer to the Trustee.

(e)

No fractional Freely Tradeable Shares shall be delivered upon the exercise of the Share Repayment Right but, in lieu thereof, the Corporation shall pay to the Trustee for the account of the holders, at the time contemplated in Section 4.10(d), the cash equivalent thereof determined on the basis of the Current Market Price of the Shares on the Maturity Date (less any tax required to be withheld pursuant to Section 7.8, if any). Upon request by the Trustee, the Corporation shall provide, in writing to the Trustee, the price to be paid in respect of such fractional Shares.

(f)

A holder shall be treated as the shareholder of record of the Freely Tradeable Shares issued on due exercise by the Corporation of its Share Repayment Right effective immediately after the close of business on the Maturity Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including dividends or distributions in kind) thereon and arising thereafter, and in the event that the Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g)

The Corporation shall issue to Debentureholders to whom Freely Tradeable Shares will be issued pursuant to exercise of the Share Repayment Right, such number of Freely Tradeable Shares as shall be issuable in such event. All Freely Tradeable Shares which shall be so issuable shall be duly and validly issued as fully paid and nonassessable.

(h)

The Corporation shall from time to time promptly pay, or make provision satisfactory to the Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province or territory thereof (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely Tradeable Shares to holders upon exercise of the Share Repayment Right pursuant to the terms of the Debentures and of this Indenture.

(i)

If the Corporation elects to satisfy its obligation, in whole or in part, to pay the principal amount on maturity by issuing Freely Tradeable Shares in accordance with this Section 4.10, and if the principal amount (or any portion thereof) to which a holder is entitled is subject to withholding taxes pursuant to Section 7.8, the Trustee, on the Written Direction of the Corporation but for the account of the holder, shall provide reasonable assistance to effect the sale, through the investment banks, brokers or dealers selected by the Corporation, out of the Freely Tradeable Shares issued by the Corporation for this purpose, such number of Freely Tradeable Shares that is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and shall remit same on behalf of the Corporation to the proper tax authorities within the period of time prescribed for this purpose under applicable laws. In the event the Trustee sells such Freely Tradeable Shares pursuant to this Section 4.10(i), the procedures set forth in Article 10 of this Indenture shall apply mutatis mutandis to such sale. The Trustee shall not be responsible for the purchase price or the timing of the sale of such Shares.

(j)

In the event the Corporation exercises its Share Repayment Right, the Corporation shall reserve and keep available out of its authorized Shares such number of Shares as shall be issuable in such event (if the number thereof becomes limited) solely for the purpose of issue and delivery upon the exercise of the Share Repayment Right as provided herein, and shall issue such Shares to Debentureholders to whom the Shares will be issued pursuant to exercise of the Share Repayment Right.

(k)	Interest accrued and unpaid on the Debentures on the Maturity Date will be paid to Debentureholders in the manner contemplated in Section 2.14.

ARTICLE 5
SUBORDINATION OF DEBENTURES

Section 5.1	Applicability of Article

The indebtedness evidenced by any Debentures issued hereunder, including the principal thereof and interest thereon, shall be subordinate and subject in right of payment, to the extent and in the manner hereinafter set forth in the following sections of this Article 5, to all Senior Indebtedness (including all payments thereunder) of the Corporation and each holder of any such Debenture by its acceptance thereof agrees to and shall be bound by the provisions of this Article 5.

Section 5.2	Order of Payment

Upon any distribution of the assets of the Corporation on any dissolution, winding up, total liquidation or reorganization of the Corporation (whether in bankruptcy, insolvency or receivership proceedings, or upon an “assignment for the benefit of creditors” or any other marshalling of the assets and liabilities of the Corporation, or otherwise):

(a)

all Senior Indebtedness shall first be paid in full, or provision made for such payment, before any payment is made on account of the principal of or interest on the indebtedness evidenced by the Debentures; and

(b)

any payment or distribution of assets of the Corporation, whether in cash, property or securities, to which the holders of the Debentures or the Trustee on behalf of such holders would be entitled except for the provisions of this Article 5, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, directly to the holders of Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, to the extent necessary to pay all Senior Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Senior Indebtedness.

Section 5.3	Subrogation to Rights of Holders of Senior Indebtedness

(a)

Subject to the payment in full of all Senior Indebtedness, to the extent that any payment or distribution of assets of the Corporation otherwise payable to the Trustee on account of the Debentureholders is made on account of the Senior Indebtedness pursuant to the application of Section 5.2, the Debentureholders shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments and distributions of assets of the Corporation made in respect of or on account of Senior Indebtedness, until the principal of, premium, if any, and interest on the Debentures shall be paid in full. No payment or distribution of assets of the Corporation to the Debentureholders which would be payable or distributable to the holders of Senior Indebtedness pursuant to this Article 5 shall, as between the Corporation, its creditors (other than the holders of Senior Indebtedness) and the Debentureholders, be deemed to be a payment of the Corporation to or on account of the Debentureholders, it being understood that the provisions of this Article 5 are, and are intended, solely for the purpose of defining the relative rights of the Debentureholders, on the one hand, and the holders of the Senior Indebtedness, on the other hand.

(b)

The Debentures shall be subordinated to claims of creditors of the Corporation’s Subsidiaries, if any, except to the extent the Corporation is a creditor of such Subsidiaries ranking at least pari passu with such other creditors.

Section 5.4	Obligation to Pay Not Impaired

Nothing contained in this Article 5 or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as between the Corporation, its creditors other than the holders of Senior Indebtedness, and the Debentureholders, the obligation of the Corporation, which is absolute and unconditional, to pay to the Debentureholders the principal of and interest on the Debentures, as and when the same shall become due and payable in accordance with their terms, or affect the relative rights of the Debentureholders and creditors of the Corporation other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent the Trustee or any Debentureholder from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 5 of the holders of Senior Indebtedness in respect of cash, property or securities of the Corporation received upon the exercise of any such remedy.

Section 5.5	Payment on Debentures Permitted

Nothing contained in this Article 5 or elsewhere in this Indenture, or in any of the Debentures, shall affect the obligation of the Corporation to make, or prevent the Corporation from making, at any time except during the pendency of any dissolution, winding up or liquidation of the Corporation or reorganization proceedings specified in Section 5.2 affecting the affairs of the Corporation, any payment of principal of, premium, if any, or interest on the Debentures. The fact that any such payment is prohibited by this Article 5 shall not prevent the failure to make such payment from being an Event of Default hereunder. Nothing contained in this Article 5 or elsewhere in this Indenture, or in any of the Debentures, shall prevent the application by the Trustee of any moneys deposited with the Trustee hereunder for the purpose, to the payment of or on account of the principal of, or premium, if any, or interest on the Debentures.

Section 5.6	Confirmation of Subordination

Each holder of Debentures by its acceptance thereof authorizes and directs the Trustee on its behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in this Article 5 and appoints the Trustee its attorney-in-fact for any and all such purposes. Upon the written request of the Corporation, and upon being furnished an Officer’s Certificate stating that one or more named persons are holders of Senior Indebtedness, or the representative or representatives of such holders, or the trustee or trustees under which any instrument evidencing such Senior Indebtedness may have been issued, and specifying the amount and nature of such Senior Indebtedness, the Trustee shall enter into a written agreement or agreements with the Corporation and the person or persons named in such Officer’s Certificate providing that such person or persons are entitled to all the rights and benefits of this Article 5 as the holder or holders, representative or representatives, or trustee or trustees of the Senior Indebtedness specified in such Officer’s Certificate and in such agreement. Such agreement shall be conclusive evidence that the indebtedness specified therein is Senior Indebtedness; however, nothing herein shall impair the rights of any holder of Senior Indebtedness who has not entered into such an agreement.

Section 5.7	Knowledge of Trustee

Notwithstanding the provisions of this Article 5, the Trustee will not be charged with knowledge of the existence of any fact that would prohibit the making of any payment of moneys to or by the Trustee, or the taking of any other action by the Trustee, unless and until the Trustee has received written notice thereof from the Corporation, any Debentureholder or any holder or representative of any class of Senior Indebtedness or on its behalf.

Section 5.8	Trustee May Hold Senior Indebtedness

The Trustee is entitled to all the rights set forth in this Article 5 with respect to any Senior Indebtedness at the time held by it or for which it acts as trustee, to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture deprives the Trustee of any of its rights as such holder.

Section 5.9	Rights of Holders of Senior Indebtedness Not Impaired

No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Corporation or by any noncompliance by the Corporation with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

Section 5.10	Altering the Senior Indebtedness

The holders of the Senior Indebtedness have the right to extend, renew, modify or amend the terms of the Senior Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Corporation, all without notice to or consent of the Debentureholders or the Trustee and without affecting the liabilities and obligations of the parties to this Indenture or the Debentureholders or the Trustee.

Section 5.11	Additional Indebtedness

This Indenture does not, and shall not, restrict the Corporation from incurring additional Senior Indebtedness at any time or from time to time or other indebtedness or otherwise mortgaging, pledging or charging its real or personal property or properties to secure any indebtedness or other financing.

Section 5.12	Right of Debentureholder to Convert Not Impaired

The subordination of the Debentures to the Senior Indebtedness and the provisions of this Article 5 do not impair in any way the right of a Debentureholder to convert its Debentures pursuant to Article 6.

Section 5.13	Subordination not to be Impaired

(a)

The subordination provided for in this Article 5 shall remain in full force and effect until the entire amount of the Senior Indebtedness has been paid and satisfied in full without regard to, and such subordination shall not be released, discharged, limited or in any way affected or impaired by:

(i)

any lack of validity or enforceability of or any limitation of liability under any agreement, document or instalment now or hereafter given in connection with the Senior Indebtedness (including without limitation any security and guarantees, and such agreements, documents and instruments are hereinafter collectively referred to as the “Credit Documents”);

(ii)	any irregularity, defect, informality, lack of power or due authorization relating to any Credit Document;

(iii)	any amendment, modification, addition or supplement to any Credit Document;

(iv)	any extension, renewal, indulgence, compromise, or any other action or inaction, relating to any Credit Document or any person or property;

(v)

any taking or abstention from taking of any security for, or any guarantee of, any of the obligations and liabilities of any person arising under any Credit Document whether or not such security or guarantee is given in connection with a Credit Document;

(vi)	any release, loss, exchange, amendment, modification, addition or supplement to or of any Credit Document or any collateral thereunder (with or without consideration);

(vii)	any default under, or any lack of due execution, validity or enforceability of, or any irregularity or other defect in, or any failure to perfect, register or file notice of, any Credit Document;

(viii)	any waiver of or consent to a departure from any requirement or condition precedent contained in any Credit Document;

(ix)	any exercise or non-exercise, negligent or otherwise, of any right, remedy, power or privilege in respect of any Credit Document;

(x)

any change in the parties to, or in the interest of any party in, any Credit Document including, without limitation, any change resulting from an assignment of the interest of a party under any Credit Document;

(xi)

any method or sequence of application (or subsequent change thereof) at any time or from time to time used by any holder of Senior Indebtedness or the Trustee to apply any proceeds received from any source to the Senior Indebtedness;

(xii)	any sale, lease, transfer or other disposition by the Corporation or the Trustee or any other Person of any property;

(xiii)	any amalgamation, consolidation or merger of the Corporation or the Trustee or any other Person with or into any Person;

(xiv)	any manner of dealing by any holder of Senior Indebtedness with the Corporation or the Trustee or any other Person;

(xv)	any bankruptcy, insolvency, reorganization, arrangement or similar proceedings involving or affecting the Corporation or the Trustee or any other Person;

(xvi)

any other circumstances of any nature whatsoever which might otherwise constitute a legal or equitable discharge of or defence against the obligations of the Corporation or the Trustee hereunder (except satisfaction in full of the obligations of the Corporation and the Trustee hereunder); or

(xvii)	any other circumstances (except satisfaction in full of the obligations of the Corporation and the Trustee hereunder);

in each case, whether or not the Corporation, the Trustee, any holder of Senior Indebtedness or any other Person shall have notice or knowledge of any of the foregoing and whether or not any of the holders of Senior Indebtedness, the Corporation or the Trustee shall have consented thereto.

(b)	With respect to the subordination contemplated by this Article 5, the Trustee, and by acceptance of Debentures, each of the Debentureholders, absolutely and unconditionally waives:

(i)	notice of any of the matters referred to in Section 5.13(a);

(ii)	all notices which may be required by statute, rule of law or otherwise to preserve any rights of any holder of Senior Indebtedness, other than notice of an Event of Default;

(iii)

any right to require the exercise by any holder of Senior Indebtedness of any right, remedy, power or privilege in connection with any Credit Document (including, without limitation, any right to require any holder of Senior Indebtedness to take or exhaust any recourse against the Corporation or any other Person or under the Credit Documents); and

(iv)	any requirement of diligence or care on the part of any holder of Senior Indebtedness, or the Trustee.

The subordination provided for in this Article 5 shall be continuing and shall continue irrespective of any one or more demands which may be made hereunder by any holder of Senior Indebtedness, and irrespective of any statute of limitations otherwise applicable. If at any time a payment on account of the Senior Indebtedness is rescinded or avoided upon the insolvency, bankruptcy or reorganization of the Corporation or any other Person or for whatever reason, the subordination provided for in this Article 5 shall be continuing or be reinstated, as applicable, (irrespective of any statute of limitations otherwise applicable) and shall cover and include each such rescinded or avoided payment, all as though such payment had not been made.

ARTICLE 6
CONVERSION OF DEBENTURES

Section 6.1	Applicability of Article

(a)

Any Debentures issued hereunder of any series which by their terms are convertible (subject, however, to any applicable restriction on the conversion of Debentures of such series) will be convertible into Freely Tradeable Shares or other securities, at such conversion rate or rates, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and shall have been expressed in this Indenture, in such Debentures, in an Officer’s Certificate, or in a supplemental indenture authorizing or providing for the issue thereof.

(b)

Such right of conversion shall extend only to the maximum number of whole Shares into which the aggregate principal amount of the Debenture or Debentures surrendered for conversion at any one time by the holder thereof may be converted. Fractional interests in Shares shall be adjusted for in the manner provided in Section 6.5.

Section 6.2	Revival of Right to Convert

If the redemption of any Debenture called for redemption by the Corporation is not made or the payment of the purchase price of any Debenture which has been tendered in acceptance of an offer by the Corporation to purchase Debentures for cancellation is not made, in the case of a redemption upon due surrender of such Debenture or in the case of a purchase on the date on which such purchase is required to be made, as the case may be, then, provided the Time of Expiry has not passed, the right to convert such Debentures shall revive and continue as if such Debenture had not been called for redemption or tendered in acceptance of the Corporation’s offer, respectively.

Section 6.3	Manner of Exercise of Right to Convert

(a)

The holder of a Debenture desiring to convert such Debenture in whole or in part into Freely Tradeable Shares shall surrender such Debenture to the Trustee at the Designated Office together with the conversion notice on the back of such Debenture or any other written notice in a form satisfactory to the Trustee, in either case duly executed by the holder or its executors or administrators or other legal representatives or its or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee, exercising its right to convert such Debenture in accordance with the provisions of this Article. Thereupon such Debentureholder or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Trustee, its nominee(s) or assignee(s), shall be entitled to be entered in the books of the Corporation as at the Date of Conversion (or such later date as is specified in Section 6.3(b)) as the holder of the number of Shares into which such Debenture is convertible in accordance with the provisions of this Article and, as soon as practicable thereafter, the Corporation shall deliver to such Debentureholder or, subject as aforesaid, its nominee(s) or assignee(s), a certificate or other evidence of such Shares.

(b)

For the purposes of this Article, a Debenture shall be deemed to be surrendered for conversion on the date (herein called the “Date of Conversion”) on which it is so surrendered in accordance with the provisions of this Article and, in the case of a Debenture so surrendered by post or other means of transmission, on the date on which it is received by the Trustee at the Designated Office; provided that if a Debenture is surrendered for conversion on a day on which the register of Shares is closed, the person or persons entitled to receive Shares shall become the holder or holders of record of such Shares as at the date on which such registers are next reopened.

(c)

Any part, being $1,000 or an integral multiple thereof, of a Debenture in a denomination in excess of $1,000 may be converted as provided in this Article and all references in this Indenture to conversion of Debentures shall be deemed to include conversion of such parts.

(d)

The holder of any Debenture of which only a part is converted shall, upon the exercise of its right of conversion surrender the said Debenture to the Trustee, and the Trustee shall cancel the same and shall, if applicable, without charge forthwith certify and deliver to the holder a new Debenture or Debentures in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture so surrendered.

(e)

The holder of a Debenture surrendered for conversion in accordance with this Section 6.3 shall be entitled to receive accrued and unpaid interest in respect thereof up to but excluding the Date of Conversion of such Debenture (less any tax required to be withheld pursuant to Section 7.8, if any) and the Shares issued upon such conversion shall rank only in respect of distributions or dividends declared in favour of shareholders of record on and after the Date of Conversion or such later date as such holder shall become the holder of record of such Shares pursuant to Section 6.3(b), from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid, non-assessable Shares.

Section 6.4	Adjustment of Conversion Price

The Conversion Price in effect at any date shall be subject to adjustment from time to time as follows:

(a)

If and whenever at any time prior to the Time of Expiry the Corporation shall (i) subdivide or redivide the outstanding Shares into a greater number of Shares, (ii) reduce, combine or consolidate the outstanding Shares into a smaller number of Shares, or (iii) issue Shares or securities convertible into or exchangeable for Shares to the holders of all or substantially all of the outstanding Shares by way of a dividend or distribution (other than pursuant to any distribution reinvestment or Share purchase plans or similar arrangements), the Conversion Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Shares by way of a dividend or distribution, as the case may be, shall in the case of any of the events referred to in (i) and (iii) above be decreased in proportion to the number of outstanding Shares resulting from such subdivision, redivision, dividend or distribution (including, in the case where securities convertible into or exchangeable for Shares are distributed, the number of Shares that would have been outstanding had all such securities been exchanged for or converted into Shares on such effective date or record date), or shall, in the case of any of the events referred to in (ii) above, be increased in proportion to the number of outstanding Shares resulting from such reduction, combination or consolidation. Such adjustment shall be made successively whenever any event referred to in this 6.4(a) shall occur. Any such issue of Shares by way of a dividend or distribution shall be deemed to have been made on the record date for the dividend or distribution for the purpose of calculating the number of outstanding Shares under Subsections (b) and (c) of this Section 6.4.

(b)

If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Shares (or securities convertible or exchangeable into Shares) at a price per Share (or having a conversion or exchange price per Share) less than 95% of the Current Market Price of a Share on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Shares outstanding on such record date plus that number of Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by the Current Market Price per Share, and of which the denominator shall be the total number of Shares outstanding on such record date plus the total number of additional Shares offered for subscription or purchase (or into which the convertible or exchangeable securities so offered are convertible). Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such options, rights or warrants are not so issued or any such options, rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon the number of Shares (or securities convertible or exchangeable into Shares) actually issued upon the exercise of such options, rights or warrants, as the case may be.

(c)

If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Shares of (i) shares of any class other than Shares (other than pursuant to any distribution re-investment or share purchase plans or similar arrangements), (ii) rights, options or warrants (excluding rights, options or warrants entitling the holders thereof for a period of not more than 45 days to subscribe for or purchase Shares or securities convertible or exchangeable into Shares), (iii) evidences of its indebtedness, or (iv) other assets (excluding dividends or distributions paid in the ordinary course) then, in each such case, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Shares outstanding on such record date multiplied by the Current Market Price per Share on such record date, less the fair market value (as determined by an Investment Dealer chosen by the Corporation, which determination shall be conclusive) of such shares or rights, options or warrants or evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of Shares outstanding on such record date multiplied by such Current Market Price per Share. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the Conversion Price shall be re adjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon such shares or rights, options or warrants or evidences of indebtedness or assets actually distributed, as the case may be.

(d)

If and whenever at any time prior to the Time of Expiry, there is a reclassification of the Shares or a capital reorganization of the Corporation other than as described in Section 6.4(a) or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other Person or other entity, or a sale or conveyance of the Property and assets of the Corporation as an entirety or substantially as an entirety to any other Person or other entity, or a liquidation, dissolution or winding up of the Corporation, any holder of a Debenture who has not exercised its right of conversion prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance or liquidation, dissolution or winding up, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Shares then sought to be acquired by it, the number of shares or other securities or property of the Corporation or of the Person or other entity resulting from such merger, amalgamation or consolidation, or to which such sale or conveyance may be made, as the case may be, that such holder of a Debenture would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance or liquidation, dissolution or winding up, if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of Shares sought to be acquired by it and to which it was entitled to acquire upon the exercise of the conversion right. If determined appropriate by the directors to give effect to or to evidence the provisions of this Section 6.4(d), the Corporation, its successor, or such purchasing Person or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding up enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the holder of Debentures to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly equivalent as may be practicable, with respect to any shares or other securities or property to which a holder of Debentures is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Corporation and the Trustee pursuant to the provisions of this Section 6.4(d) shall be a supplemental indenture entered into pursuant to the provisions of Article 16 hereof. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing Person or other entity and the Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 6.4(d) and which shall apply to successive reclassifications, capital reorganizations, amalgamations, consolidations, mergers, sales or conveyances or other similar transactions.

(e)

In any case in which this Section 6.4 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the holder of any Debenture converted after such record date and before the occurrence of such event the additional Shares issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Shares upon the occurrence of the event requiring such adjustment and the right to receive any dividends or distributions made on such additional Shares declared in favour of holders of record of Shares on and after the Date of Conversion or such later date as such holder would, but for the provisions of this Section 6.4(e), have become the holder of record of such additional Shares pursuant to Section 6.4(b).

(f)

The adjustments provided for in this Section 6.4 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided however, that any adjustments which by reason of this Section 6.4(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(g)	For the purpose of calculating the number of Shares outstanding, Shares owned by or for the benefit of the Corporation or any Subsidiary of the Corporation shall not be counted.

(h)

In the event of any question arising with respect to the adjustments provided in this Section 6.4, such question shall be conclusively determined by a firm of chartered accountants appointed by the Corporation (who may be the Auditor); such accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation, the Trustee, and the Debentureholders (subject to manifest error).

(i)

In case the Corporation shall take any action affecting the Shares other than action described in this Section 6.4, which in the opinion of the directors would materially adversely affect the rights of Debentureholders, the Conversion Price shall be adjusted in such manner and at such time, by action of the directors, subject to the prior written consent of the TSX, as the directors in their sole discretion may determine to be equitable in the circumstances. Failure of the directors to make such an adjustment shall be conclusive evidence that the directors have determined that it is equitable to make no adjustment in the circumstances.

(j)

Subject to the prior written consent of the TSX, no adjustment in the Conversion Price shall be made in respect of any event described in Section 6.4(a), Section 6.4(b) or Section 6.4(c) if the holders of the Debentures are entitled to participate in such event on the same terms mutatis mutandis as if they had converted their Debentures prior to the effective date or record date, as the case may be, of such event.

(k)

Except as stated above in this Section 6.4, no adjustment will be made in the Conversion Price for any Debentures as a result of the issuance of Shares at less than the Current Market Price for such Shares on the date of issuance.

Section 6.5	No Requirement to Issue Fractional Shares

The Corporation shall not be required to issue fractional Shares upon the conversion of Debentures pursuant to this Article. If more than one Debenture shall be surrendered for conversion at one time by the same holder, the number of whole Shares issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such Debentures to be converted. If any fractional interest in a Share would, except for the provisions of this Section, be deliverable upon the conversion of any principal amount of Debentures, the Corporation shall, in lieu of delivering any certificate representing such fractional interest, make a cash payment to the holder of such Debenture of an amount equal to the fractional interest which would have been issuable multiplied by the Conversion Price.

Section 6.6	Corporation to Reserve Shares

The Corporation covenants with the Trustee that it will at all times reserve and keep available out of its authorized Shares (if the number becomes limited), solely for the purpose of issue upon conversion of Debentures as in this Article provided, and conditionally allot to Debentureholders who may exercise their conversion rights hereunder, such number of Shares as shall then be issuable upon the conversion of all outstanding Debentures. The Corporation covenants with the Trustee that all Shares which shall be so issuable shall be duly and validly issued as fully-paid, non-assessable and Freely Tradeable.

Section 6.7	Cancellation of Converted Debentures

All Debentures converted in whole or in part under the provisions of this Article shall be forthwith delivered to and cancelled by the Trustee and no Debenture shall be issued in substitution therefor.

Section 6.8	Certificate as to Adjustment

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 6.4, deliver an Officer’s Certificate to the Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein shall be verified by an opinion of a firm of chartered accountants appointed by the Corporation and acceptable to the Trustee (who may be the Auditor) and shall be conclusive and binding on all parties in interest. When so approved, the Corporation shall, except in respect of any subdivision, redivision, reduction, combination or consolidation of the Shares, forthwith give notice to the Debentureholders in the manner provided in Section 14.2 specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price; provided that, if the Corporation has given notice under Section 6.9 covering all the relevant facts in respect of such event, no such notice need be given.

Section 6.9	Notice of Special Matters

The Corporation covenants with the Trustee that so long as any Debenture remains outstanding, it will give notice to the Trustee, and to the Debentureholders in the manner provided in Section 14.2, of its intention to fix a record date for any event referred to in Section 6.4(a), Section 6.4(b) or Section 6.4(c) (other than the subdivision, redivision, reduction, combination or consolidation of its Shares) which may give rise to an adjustment in the Conversion Price, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 14 days in each case prior to such applicable record date.

Section 6.10	Protection of Trustee

Subject to Section 15.3, the Trustee:

(a)

shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)

shall not be accountable with respect to the validity or value (or the kind or amount) of any Shares or of any shares or other securities or property which may at any time be issued or delivered upon the conversion of any Debenture;

(c)

shall not be responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Shares upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this Article; and

(d)	shall be entitled to act and rely on, and shall not be required to verify, any adjustment calculation of the Corporation, the directors or the Auditor.

ARTICLE 7
COVENANTS OF THE CORPORATION

The Corporation hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Debentureholders, that so long as any Debentures remain outstanding:

Section 7.1	General Covenants

The Corporation will duly and punctually pay or cause to be paid to every Debentureholder the principal of, premium, if any, and interest accrued on, the Debentures of which it is the holder on the dates, at the places and in the manner mentioned herein and in the Debentures and will duly and punctually perform and carry out all of the other acts or things to be done by it, all as provided herein and in the Debentures.

Section 7.2	To Pay Trustee’s Remuneration

The Corporation will pay the Trustee reasonable remuneration for its services as trustee hereunder and will repay to the Trustee on demand all moneys which shall have been paid by the Trustee in connection with the execution of the trusts hereby created and such moneys including the Trustee’s remuneration, shall be payable out of any funds coming into the possession of the Trustee in priority to any of the Debentures or interest thereon. The said remuneration shall continue to be payable until the trusts hereof are finally wound up and whether or not the trusts of this Indenture shall be in the course of administration by or under the direction of a court of competent jurisdiction. Any amount due under this Section 7.2 and unpaid within 30 days after demand for such payment by the Trustee shall bear interest from the date of such invoice at a rate per annum equal to the current rate charged by the Trustee to similar clients. This Section 7.2 shall survive the removal or termination of the Trustee and the termination of this Indenture.

Section 7.3	To Give Notice of Default

The Corporation shall notify in writing the Trustee immediately upon obtaining knowledge of any default or Event of Default hereunder.

Section 7.4	Preservation of Existence, etc.

Subject to the express provisions hereof, the Corporation will carry on and conduct its business in a proper, efficient and business-like manner and in accordance with good business practices; and, subject to the express provisions hereof, it will do or cause to be done all things necessary to preserve and keep in full force and effect its existence and rights.

Section 7.5	Additional Covenants

(a)

The Corporation will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Corporation in accordance with IFRS.

(b)

The Corporation will take all reasonable steps and actions and do all such acts and things as may be required to: (i) maintain (as long as it meets the minimum listing requirements of such institution) the listing and posting for trading of the Initial Debentures, if listed, and the Shares on the TSX, and (ii) maintain its status as a reporting issuer (or the equivalent thereof) in Alberta, British Columbia and Ontario not in default of the requirements of Applicable Securities Legislation.

(c)

The Corporation shall maintain an office or agency at each place of payment for any Debentures where the Debentures may be presented or surrendered for payment, or for registration of transfer or exchange, and where notices and demands to or upon the Corporation in respect of such Debentures and this Indenture may be served. The Corporation will give prompt written notice to the Trustee of the location, and any change in the location, of any such office or agency. If at any time the Corporation shall fail to maintain such required office or agency or shall fail to furnish to the Trustee the address of any such office or agency, such presentations, surrenders, notices and demands may be made or served at the Designated Office and the Corporation hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

(d)

The Corporation shall deliver to the Trustee within 90 days after the end of each fiscal year of the Corporation (and at any other reasonable time upon demand by the Trustee) an Officer’s Certificate stating that the Corporation has complied with, in all material respects, all requirements of the Corporation contained in this Indenture that, if not complied with, in all material respects, would, with the giving of notice, lapse of time, or otherwise, constitute an Event of Default. If an Event of Default shall have occurred, the certificate shall describe the nature and particulars of the Event of Default and its current status and steps taken or proposed to be taken to eliminate such circumstances and remedy such Event of Default, as the case may be.

(e)

The Corporation will, at the relevant times and upon exercise of the relevant rights or elections, comply and take all reasonable measures necessary to comply at all times with Section 4.6(c) and Section 4.10(c) including, without limitation, make application for any order, ruling, registration or filing or give any notice required under Applicable Securities Legislation.

(f)

The Corporation shall not declare or pay any cash distribution on any Shares at any time after the occurrence of an Event of Default caused by the failure to pay interest on the Debentures when due and until such Event of Default has been cured or waived.

(g)

Notwithstanding anything herein contained to the contrary, (i) all payments in excess of $25 million in Canadian dollars (or such other amount as determined from time to time by the Canadian Payments Association) shall be made by the use of the LVTS; and (ii) in the event that payment must be made to CDS Clearing and Depository Services Inc., the Corporation shall remit payment to the Trustee by LVTS.

Section 7.6	Reporting Requirements

(a)

The Corporation shall file with the Trustee within 15 days after the filing thereof with the Ontario Securities Commission, copies of the Corporation’s annual information form and such information, documents and other reports that the Corporation is required to file with the Ontario Securities Commission and deliver to the Corporation’s shareholders. Notwithstanding that the Corporation may not be required to remain subject to the reporting requirements of the Ontario Securities Commission, the Corporation shall provide to the Trustee (a) within 90 days after the end of each fiscal year, the annual financial statements of the Corporation, and (b) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, interim financial statement of the Corporation which shall, at a minimum, contain such information as is required to be provided in quarterly reports under Applicable Securities Laws to security holders of a company with securities listed on the TSX, whether or not the Corporation has any of its securities so listed. Each of such reports will be prepared in accordance with applicable Canadian disclosure requirements and IFRS. The Corporation will be deemed to have filed with, or provided to, the Trustee any such documentation which it has filed on SEDAR on the date of filing of such documentation. The Corporation will provide copies of such information, documents and reports to holders of Debentures upon request. Upon receipt of financial statements required to be delivered to the Trustee, the Trustee shall, while such statements are current, maintain custody of same and make same available for inspection by Debenture holders on their reasonable request. No obligation shall rest with the Trustee to analyze such statements, or evaluate the performance of the Corporation as indicated therein, in any manner whatsoever.

(b)

The Corporation confirms that as at the date of execution of this Indenture it does not have a class of securities registered pursuant to Section 12 of the US Securities Exchange Act or have a reporting obligation pursuant to Section 15(d) of the US Securities Exchange Act. The Corporation covenants that in the event that (i) any class of its securities shall become registered pursuant to Section 12 of the US Securities Exchange Act or the Corporation shall incur a reporting obligation pursuant to Section 15(d) of the US Securities Exchange Act, or (ii) any such registration or reporting obligation shall be terminated by the Corporation in accordance with the US Securities Exchange Act, the Corporation shall promptly deliver to the Trustee an officer’s certificate (in a form provided by the Trustee) notifying the Trustee of such registration or termination and such other information as the Trustee may require at the time. The Corporation acknowledges that the Trustee is relying upon the foregoing representation and covenants in order to meet certain SEC obligations with respect to those clients who are filing with the SEC.

Section 7.7	Performance of Covenants of Trustee

If the Corporation shall fail to perform any of its covenants contained in this Indenture and such failure has not been cured or rectified within the time permitted by this Indenture, the Trustee may notify the Debentureholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it, but (subject to Section 8.2 and Section 14.3) shall be under no obligation to do so or to notify the Debentureholders. All sums so expended or advanced by the Trustee shall be repayable as provided in Section 7.2. No such performance, expenditure or advance by the Trustee shall be deemed to relieve the Corporation of any default hereunder.

Section 7.8	Taxation

(a)

The Corporation shall make all payments of principal, premium (if any) and interest (including interest on amounts in default) on the Debentures without withholding of or deduction for or on account of any present or future taxes imposed or levied by any taxing authority unless such taxes are required to be withheld or deducted by the Corporation by law or by the interpretation or administration thereof, or upon demand of the taxing authority. Whenever in this Indenture the Corporation is obligated to make a payment in respect of which it is so required by law or by the interpretation or administration thereof to withhold or deduct a sum in respect of taxes, the provision shall be read and construed so as to permit such deduction or withholding (whether or not explicitly stated in connection with the particular payment obligation). The Corporation shall make any withholdings or deductions in respect of taxes required by law or by the interpretation or administration thereof and shall remit the full amount withheld or deducted to the relevant taxing authority in accordance with applicable law and shall provide the Trustee with full particulars thereof.

(b)

Where Subsection (a) applies on a conversion or on a redemption or repayment of the Debentures with Shares or in any other circumstance where the Corporation is not making a cash payment to a Debentureholder sufficient to satisfy the withholding required under Subsection (a), the Trustee, on the Written Direction of the Corporation but for the account of such holder, shall provide reasonable assistance to effect the sale, through the investment banks, brokers or dealers selected by the Corporation, out of the Freely Tradeable Shares issued by the Corporation for this purpose, such number of Freely Tradeable Shares that is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and shall remit same on behalf of the Corporation to the proper tax authorities within the period of time prescribed for this purpose under applicable laws. In the event the Trustee sells such Freely Tradeable Shares pursuant to this Section 7.8, the procedures set forth in Article 10 of this Indenture shall apply mutatis mutandis to such sale.

(c)

The Trustee shall have no obligation to verify any payments under the Tax Act or any provision of provincial, territorial, state, local or foreign tax law. The Trustee shall at all times be indemnified and held harmless by the Corporation from and against any personal liabilities of the Trustee inccurred, other than those attributable to the negligence or willful misconduct of the Trustee, in connection with the failure of the Corporation or its agents, to report, remit or withhold taxes as required by the Tax Act or otherwise failing to comply with the Tax Act. This indemnification shall survive the resignation or removal of the Trustee and the termination of this Indenture.

ARTICLE 8
DEFAULT

Section 8.1	Events of Default

Each of the following events constitutes, and is herein sometimes referred to as, an “Event of Default”:

(a)	failure for 15 days to pay interest on the Debentures when due;

(b)

failure to pay principal or premium, if any, on the Debentures when due whether at maturity, upon redemption or pursuant to the Put Right in connection with a Change of Control, by declaration of acceleration or otherwise;

(c)

default in the observance or performance of any material covenant or condition of this Indenture by the Corporation which remains unremedied for a period of 30 days after notice in writing has been given by the Trustee to the Corporation specifying such default and requiring the Corporation to remedy such default;

(d)

if a decree or order of a court having jurisdiction is entered adjudging the Corporation a bankrupt or insolvent under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws of Canada or any province or territory thereof, or issuing sequestration or process of execution against, or against any substantial part of, the property of the Corporation, or appointing a receiver of, or of any substantial part of, the property of the Corporation or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 45 days or any substantial part of the property of the Corporation shall be sequestered or attached and shall not be returned to the possession of the Corporation or released from such attachment, as the case may be, whether by filing of a bond or stay or otherwise within 45 consecutive days thereafter;

(e)

if the Corporation institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws of Canada or any province or territory thereof, or consents to the filing of any such petition or to the appointment of a receiver, or liquidator or trustee or assignee in bankruptcy or insolvency for it, or of any substantial part of the property of the Corporation or makes a general assignment for the benefit of creditors, or is unable to or admits in writing its inability to pay its debts generally as they become due, or any corporate action shall be taken by the Corporation in furtherance of any of the aforesaid actions;

(f)

if a resolution is passed for the winding-up or liquidation of the Corporation except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 11.1 are duly observed and performed; or

(g)

if, after the date of this Indenture, any proceedings with respect to the Corporation are taken with respect to a compromise or arrangement, with respect to creditors of the Corporation generally, under the applicable legislation of any jurisdiction;

in each and every such event the Trustee may, in its discretion, and shall, upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding, subject to the provisions of Section 8.3, by notice in writing to the Corporation declare the principal of, and premium, if any, and accrued interest on, all Debentures then outstanding and all other moneys outstanding hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee, anything therein or herein to the contrary notwithstanding, and the Corporation shall forthwith pay to the Trustee for the benefit of the Debentureholders such principal of, and premium, if any, accrued and unpaid interest and interest on amounts in default on, such Debentures (and, where such a declaration is based upon a voluntary winding-up or liquidation of the Corporation, the premium, if any, on the Debentures then outstanding which would have been payable upon the redemption thereof by the Corporation on the date of such declaration) and all other moneys outstanding hereunder, together with subsequent interest at the rate borne by the Debentures on such principal, interest and such other moneys from the date of the said declaration until payment is received by the Trustee, such subsequent interest to be payable at the times and places and in the moneys mentioned in and according to the tenor of the Debentures. Such payment when made shall be deemed to have been made in discharge of the Corporation’s obligations hereunder and any moneys so received by the Trustee shall be applied in the manner provided in Section 8.7.

Section 8.2	Notice of Events of Default

If an Event of Default shall occur and be continuing the Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Debentureholders in the manner provided in Section 14.2, provided that notwithstanding the foregoing, unless the Trustee shall have been requested to do so by the holders of at least 25% of the principal amount of the Debentures then outstanding, the Trustee shall not be required to give such notice if the Trustee reasonably and in good faith shall have determined on the advice of Counsel that the withholding of such notice is in the best interests of the Debentureholders and shall have so advised the Corporation in writing.

Section 8.3	Waiver of Default

Upon the happening of any Event of Default hereunder:

(a)

the holders of the Debentures shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of 66 2/3% of the principal amount of Debentures then outstanding or by Extraordinary Resolution of Debentureholders at a meeting held in accordance with Article 13 hereof, to instruct the Trustee to waive any Event of Default except a default in the payment of the principal of, or premium, if any, or interest on any Debentures, or in respect of a covenant or provision hereof that under this Indenture cannot be modified or amended without the consent of the holder of each outstanding Debenture of such series of Debentures affected and the Trustee shall thereupon waive the Event of Default upon such terms and conditions as shall be prescribed in such requisition; provided that notwithstanding the foregoing if the Event of Default has occurred by reason of the nonobservance or nonperformance by the Corporation of any covenant applicable only to one or more series of Debentures, then the holders of not less than 66 2/3% of the principal amount of the outstanding Debentures of those series shall be entitled to exercise the foregoing power and the Trustee shall so act and it shall not be necessary to obtain a waiver from the holders of any other series of Debentures; and

(b)

the Trustee, so long as it has not become bound to declare the principal and interest on the Debentures then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Trustee’s reasonable opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable.

No such act or omission either of the Trustee or of the Debentureholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

Section 8.4	Waiver of Declaration

At any time after a declaration of acceleration with respect to the Debentures has been made pursuant to Section 8.1 and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter provided, the holders of 66 2/3% of the principal amount of outstanding Debentures, by written notice to the Corporation and the Trustee or by Extraordinary Resolution of Debentureholders at a meeting held in accordance with Article 13 hereof, may thereupon rescind and annul such declaration and its consequences if the Corporation has paid or deposited with the Trustee a sum sufficient to pay:

(a)	all overdue interest on all Debentures;

(b)

the principal of (and premium, if any, on) any of the Debentures which have become due otherwise than by such declaration of acceleration, and interest thereon at the rate or rates prescribed therefor in such Debentures; and

(c)	to the extent that payment of such interest is lawful and applicable, interest upon overdue instalments of interest at the rate or rates prescribed therefor in such Debentures; and

all Events of Default with respect to the Debentures, other than the nonpayment of the principal of (and premium, if any, on), and interest on, such Debentures which have become due solely by such declaration of acceleration, have been cured or waived in accordance with the provisions of this Indenture.

Section 8.5	Enforcement by the Trustee

(a)

Subject to the provisions of Section 8.3 and to the provisions of any Extraordinary Resolution that may be passed by the Debentureholders, if the Corporation shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section 8.1, the principal of and premium (if any) and interest on all Debentures then outstanding, together with any other amounts due hereunder, the Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Trustee hereunder to obtain or enforce payment of the said principal of and premium (if any) and interest on all the Debentures then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this Indenture or by suit at law or in equity as the Trustee shall deem expedient.

(b)

The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the holders of the Debentures, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures or on behalf of the holders of the Debentures as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Debentures themselves, any proof of debt, amendment of proof of debt claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Debentures, as may be necessary or advisable in the opinion of the Trustee, in order to have the respective claims of the Trustee and of the holders of the Debentures against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that nothing contained in this Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debentureholder.

(c)

The Trustee shall have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.

(d)

All rights of action hereunder may be enforced by the Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relating thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Trustee shall be a party) the Trustee shall be held to represent all the holders of the Debentures, and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.

Section 8.6	No Suits by Debentureholders

No holder of any Debenture shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or premium (if any) or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless (a) such holder shall previously have given to the Trustee written notice of the happening (or continuance) of an Event of Default hereunder; (b) the Debentureholders by Extraordinary Resolution or by written instrument signed by the holders of at least 25% in principal amount of the Debentures then outstanding shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; (c) the Debentureholders or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; (d) the Trustee shall have failed to act within 30 days after such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Debentures; and (e) during such 30 day period, the holders of 66 2/3% of the principal amount of Debentures do not give the Trustee a direction inconsistent with the request, including a waiver pursuant to Section 8.4.

Section 8.7	Application of Moneys by Trustee

(a)

Except as herein otherwise expressly provided, any moneys received by the Trustee from the Corporation pursuant to the foregoing provisions of this Article 8, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation, shall be applied, together with any other moneys in the hands of the Trustee available for such purpose, as follows:

(i)

first, in payment or in reimbursement to the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other moneys furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(ii)

second, but subject as hereinafter in this Section 8.7 provided, in payment, rateably and proportionately to the holders of Debentures, of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution; and

(iii)	third, in payment of the surplus, if any, of such moneys to the Corporation or its assigns;

provided, however, that no payment shall be made pursuant to clause (ii) above in respect of the principal, premium or interest on any Debenture held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary of the Corporation (other than any Debenture pledged for value and in good faith to a person other than the Corporation or any Subsidiary of the Corporation but only to the extent of such person’s interest therein) except subject to the prior payment in full of the principal, premium (if any) and interest (if any) on all Debentures which are not so held.

(b)

The Trustee shall not be bound to apply or make any partial or interim payment of any moneys coming into its hands if the amount so received by it, after reserving therefrom such amount as the Trustee may think necessary to provide for the payments mentioned in Section 8.7(a), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Debentures, but it may retain the money so received by it and invest or deposit the same as provided in Section 15.9 until the money or the investments representing the same, with the income derived therefrom, together with any other moneys for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment or distribution hereunder.

Section 8.8	Notice of Payment by Trustee

Not less than 15 days’ notice shall be given in the manner provided in Section 14.2 by the Trustee to the Debentureholders of any payment to be made under this Article 8. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Debentureholders will be entitled to interest only on the balance (if any) of the principal moneys, premium (if any) and interest due (if any) to them, respectively, on the Debentures, after deduction of the respective amounts payable in respect thereof on the day so fixed.

Section 8.9	Trustee May Demand Production of Debentures

The Trustee shall have the right to demand production of the Debentures in respect of which any payment of principal, interest or premium required by this Article 8 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to the Corporation as the Trustee shall deem sufficient.

Section 8.10	Remedies Cumulative

No remedy herein conferred upon or reserved to the Trustee, or upon or to the holders of Debentures is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

Section 8.11	Judgment Against the Corporation

The Corporation covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Debentureholders, judgment may be rendered against it in favour of the Debentureholders or in favour of the Trustee, as trustee for the Debentureholders, for any amount which may remain due in respect of the Debentures and premium (if any) and the interest thereon and any other moneys owing hereunder.

Section 8.12	Control by Holders

(a)

The holders of at least a majority in principal amount of the outstanding Debentures, may direct the time, method and place (in Ontario) of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it with respect to the Debentures; and take any other action authorized to be taken by or on behalf of the holders of any specified aggregate principal amount of Debentures under any provisions of this Indenture or under all applicable laws.

(b)	The Trustee may refuse to follow any direction that conflicts with law, this Indenture or any Extraordinary Resolution.

Section 8.13	Rights of Holders to Receive Payment

Notwithstanding any other provision of this Indenture, the right of any holder to receive payment of principal of, and premium (if any) and interest on, the Debentures held by such holder, on or after the respective due dates expressed in the Debentures (or, in the case of redemption, on the Redemption Date), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the holder.

Section 8.14	Delay or Omission Not Waiver

No delay or omission of the Trustee or of any holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the holders, as the case may be.

ARTICLE 9
SATISFACTION AND DISCHARGE

Section 9.1	Cancellation and Destruction

All Debentures shall forthwith after payment thereof be delivered to the Trustee and cancelled by it. All Debentures cancelled or required to be cancelled under this or any other provision of this Indenture shall be cancelled by the Trustee and, if required by the Corporation, the Trustee shall furnish to it a cancellation certificate setting out the designating numbers of the Debentures so cancelled.

Section 9.2	Non-Presentation of Debentures

In case the holder of any Debenture shall fail to present the same for payment on the date on which the principal, premium (if any) or the interest thereon or represented thereby becomes payable either at maturity or otherwise or fails to accept payment on account thereof and give such receipt therefor, if any, as the Trustee may require:

(a)	the Corporation shall be entitled to pay or deliver to the Trustee and direct the Trustee to set aside; or

(b)	in respect of moneys or Shares in the hands of the Trustee which may or should be applied to the payment of the Debentures, the Corporation shall be entitled to direct the Trustee to set aside; or

(c)	if the redemption was pursuant to notice given by the Trustee, the Trustee may itself set aside;

the principal, premium (if any) or the interest or Shares, as the case may be, in trust, without interest, either in the deposit department of the Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the moneys so paid and deposited or to take delivery of the Shares so deposited plus distributions and accretions on Shares, if applicable, upon due presentation and surrender thereof, subject always to the provisions of Section 9.3.

Section 9.3	Repayment of Unclaimed Moneys or Shares

Subject to applicable law, in the event that any moneys or Shares, if applicable, required to be set aside or deposited under Section 9.2 shall remain so deposited or set aside for a period of ten years after the date of such setting aside or depositing, then such moneys or Shares, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Trustee to the Corporation on its written demand, and thereupon the Trustee shall not be responsible to the Debentureholders for any amounts owing to them and, subject to applicable law, thereafter the holder of a Debenture in respect of which such moneys or Shares, if applicable, were so repaid or delivered to the Corporation shall have no rights in respect thereof except to obtain payment and delivery of the money or Shares, if applicable, due from the Corporation, subject to any limitation provided by the laws of the Province of Ontario.

Section 9.4	Discharge

The Trustee shall at the written request of the Corporation release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee), upon proof being given to the reasonable satisfaction of the Trustee that the principal of and premium (if any) and interest (including interest on amounts in default, if any) on all the Debentures and all other moneys payable hereunder have been paid or satisfied or that, all the Debentures having matured or having been duly called for redemption, payment of the principal of and interest (including interest on amounts in default, if any) on such Debentures and of all other moneys payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

Section 9.5	Satisfaction

(a)

The Corporation shall be deemed to have fully paid, satisfied and discharged all of the outstanding Debentures of any series and the Trustee, at the expense of the Corporation, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debentures, when, with respect to all of the outstanding Debentures or all of the outstanding Debentures of any series, as applicable, either:

(i)

the Corporation has deposited or caused to be deposited with the Trustee as trust funds or property in trust for the purpose of making payment on such Debentures, an amount in money or Shares, if applicable, sufficient to pay, satisfy and discharge the entire amount of principal, premium, if any, and interest, if any, to maturity or any repayment date or Redemption Dates, as the case may be, of such Debentures; or

(ii)	the Corporation has deposited or caused to be deposited with the Trustee as trust property in trust for the purpose of making payment on such Debentures:

(A)

if the Debentures are issued in Canadian dollars, such amount in Canadian dollars or direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or Shares, if applicable; or

(B)

if the Debentures are issued in a currency or currency unit other than Canadian dollars, such amount in such currency or currency unit or direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or the government that issued the currency or currency unit in which the Debentures are payable or Shares, if applicable; as will, together with the income to accrue thereon and reinvestment thereof, be sufficient to pay and discharge the entire amount of principal and accrued and unpaid interest to maturity or any repayment date, as the case may be, of all such Debentures;

and in either event:

(iii)

the Corporation has paid, caused to be paid or made provisions to the satisfaction of the Trustee for the payment of all other sums payable with respect to all of such Debentures (together with all applicable expenses of the Trustee in connection with the payment of such Debentures); and

(iv)

the Corporation has delivered to the Trustee an Officer’s Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Debentures have been complied with.

Any deposits with the Trustee referred to in this Section 9.5 shall be irrevocable, subject to Section 9.3 and Section 9.6, and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Trustee and which provides for the due and punctual payment of the principal of, and interest and premium, if any, on the Debentures being satisfied.

(b)

Upon the satisfaction of the conditions set forth in this Section 9.5 with respect to all the outstanding Debentures, or all the outstanding Debentures of any series, as applicable, the terms and conditions of the Debentures, including the terms and conditions with respect thereto set forth in this Indenture (other than those contained in Article 2, Article 4, Article 6, Section 8.5 and Section 15.15 and the provisions of Article 1 pertaining to Article 2, Article 4, Article 6, Section 8.5 and Section 15.15) shall no longer be binding upon or applicable to the Corporation.

(c)	Any funds or obligations deposited with the Trustee pursuant to this Section 9.5 shall be denominated in the currency or denomination of the Debentures in respect of which such deposit is made.

(d)

If the Trustee is unable to apply any money or securities in accordance with this Section 9.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Corporation’s obligations under this Indenture and the affected Debentures shall be revived and reinstated as though no money or securities had been deposited pursuant to this Section 9.5 until such time as the Trustee is permitted to apply all such money or securities in accordance with this Section 9.5, provided that if the Corporation has made any payment in respect of principal, premium or interest on Debentures or, as applicable, other amounts because of the reinstatement of its obligations, the Corporation shall be subrogated to the rights of the holders of such Debentures to receive such payment from the money or securities held by the Trustee.

Section 9.6	Continuance of Rights, Duties and Obligations

Where trust funds or trust property have been deposited pursuant to Section 9.5, the holders of Debentures and the Corporation shall continue to have and be subject to their respective rights, duties and obligations under Article 2, Article 4, Article 6 and Section 15.15 hereof.

ARTICLE 10
SHARE INTEREST PAYMENT ELECTION

Section 10.1	Share Interest Payment Election

(a)

Provided that no Event of Default has occurred and is continuing and that all necessary regulatory approvals have been obtained (including any required approval of any stock exchange on which the Debentures or Shares are then listed), the Corporation shall have the right, at any time and from time to time, to make a Share Interest Payment Election in respect of any Interest Obligation, in whole or in part, by delivering a Share Interest Payment Election Notice to the Trustee by no later than the earlier of: (i) the date required by applicable law or the rules of any stock exchange on which the Debentures or Shares are then listed, and (ii) the day which is 15 Business Days prior to the Interest Payment Date to which the Share Interest Payment Election relates.

(b)

Upon receipt of a Share Interest Payment Election Notice, the Trustee shall, provided that all necessary regulatory approvals have been obtained and in accordance with this Article 10 and such Share Interest Payment Election Notice, deliver Share Bid Requests, in a form to be provided by the Corporation and satisfactory to the Trustee and its counsel acting reasonably, to the investment banks, brokers or dealers identified by the Corporation in its absolute discretion or sell Shares in the open market on any stock exchange on which the Shares are then listed, as specified in the Share Interest Payment Election Notice. In connection with the Share Interest Payment Election, the Trustee shall have the power to: (i) accept delivery of the Shares from the Corporation and process the Shares in accordance with the Share Interest Payment Election Notice, (ii) accept bids with respect to, and consummate sales of, such Shares, each as the Corporation shall direct in its absolute discretion, through the investment banks, brokers or dealers identified by the Corporation in the Share Interest Payment Election Notice, (iii) sell Shares in the open market on any stock exchange on which the Shares are then listed, (iv) invest the proceeds of such sales in accordance with the provisions of Section 15.9 and/or use such proceeds to pay all or part of the Interest Obligation in respect of which the Share Interest Payment Election was made, and (v) perform any other action necessarily incidental thereto.

(c)

The Share Interest Payment Election Notice shall provide confirmation from the Corporation that all necessary regulatory approvals have been obtained and shall also provide for, and all bids, if any, shall be subject to, the right of the Corporation, by delivering written notice to the Trustee at any time prior to the consummation of such delivery and sale of the Shares on the Share Delivery Date, to withdraw the Share Interest Payment Election and each related Share Bid Request, whereupon the Corporation shall be obliged to pay in cash the amount payable pursuant to the Interest Obligation in respect of which the Share Interest Payment Election Notice has been delivered.

(d)

Any sale of Shares pursuant to this Article 10 may be made to one or more Persons whose bids are solicited, but all such sales with respect to a particular Share Interest Payment Election shall take place concurrently on the Share Delivery Date.

(e)

The amount of cash receivable by a holder of a Debenture in respect of the Interest Obligation or the entitlement thereto or the timing of payment thereof will not be affected by whether or not the Corporation elects to satisfy the Interest Obligation pursuant to a Share Interest Payment Election.

(f)

The Trustee shall inform the Corporation promptly following receipt of any bid or bids for Shares solicited pursuant to the Share Bid Requests. The Trustee shall accept such bid or bids as the Corporation (in its absolute discretion) shall direct by Written Direction of the Corporation. In connection with any bids so accepted, the Corporation, the Trustee (if required by the Corporation in its absolute discretion) and the applicable bidders shall, not later than the Share Delivery Date, enter into Share Purchase Agreements in a form to be provided by the Corporation and satisfactory to the Trustee and its counsel acting reasonably, and shall comply with all Applicable Securities Laws, including the securities rules and regulations of any stock exchange on which the Shares are then listed. The Corporation shall pay all fees and expenses in connection with the Share Purchase Agreements including the fees and commissions charged by the investment banks, brokers and dealers and the standard fees of the Trustee generally charged for this service.

(g)

Provided that (i) all conditions specified in each Share Purchase Agreement to the closing of all sales thereunder have been satisfied, other than the delivery of the Shares to be sold thereunder against payment of the purchase price thereof, and (ii) the purchasers under each Share Purchase Agreement shall be ready, willing and able to perform thereunder, in each case on the Share Delivery Date, the Corporation shall, on the Share Delivery Date, issue and deliver to the Trustee the Shares to be sold on such date, an amount in cash equal to the difference between the applicable Interest Obligation and the anticipated net proceeds of the Shares to be sold and an Officer’s Certificate to the effect that all conditions precedent to such sales, including those set forth in this Indenture and in each Share Purchase Agreement, have been satisfied. Upon such deliveries, the Trustee shall consummate such sales on such Share Delivery Date by the delivery of the Shares to such purchasers against payment in immediately available funds of the purchase price therefor.

(h)

The Corporation agrees that any Shares issued pursuant to this Article 10 shall be issued for an amount equal to the sale price of such Shares realized by the Trustee, with the effect that the Trustee will neither realize a gain or loss with respect to the sale of such Shares.

(i)

The Trustee shall, on the Share Delivery Date, use the sale proceeds of the Shares (together with any cash received from the Corporation) to purchase, on the direction of the Corporation in writing, Authorized Investments which mature prior to the applicable Interest Payment Date and which the Trustee is required to hold until maturity (the “Share Proceeds Investment”) and shall, on such date, deposit the balance, if any, of such sale proceeds in the Property Account for such Debentures. At least one Business Day prior to the Interest Payment Date, the Trustee shall deposit amounts from the proceeds of the Share Proceeds Investment in the Property Account to bring the balance of the Property Account to the Share Interest Payment Election Amount to the extent that the Trustee has been provided sufficient funds to do so.

(j)

On the Interest Payment Date, the Trustee shall pay the funds held in the Property Account to the holders of record of the Debentures on the Record Date of such Interest Payment Date (less any tax required to be deducted, if any) and, provided that there is no Event of Default, shall remit amounts, if any, in respect of income earned on the Share Proceeds Investment or otherwise in excess of the Share Interest Payment Election Amount to the Corporation.

(k)

Neither the making of a Share Payment Election nor the consummation of sales of Shares on a Share Delivery Date shall (i) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the amount payable pursuant to the Interest Obligation on such date, or (ii) entitle such holders to receive any Shares in satisfaction of such Interest Obligation.

ARTICLE 11
SUCCESSORS

Section 11.1	Restrictions on Amalgamation, Merger and Sale of Certain Assets, etc.

(a)

Subject to the provisions of Article 12, the Corporation shall not enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property or assets would become the property of any other Person (herein called a “Successor”) whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, unless:

(i)

prior to or contemporaneously with the consummation of such transaction the Corporation and the Successor shall have executed such instruments and done such things as, in the opinion of Counsel, are necessary or advisable to establish that upon the consummation of such transaction:

(A)	the Successor will have assumed all the covenants and obligations of the Corporation under this Indenture in respect of the Debentures;

(B)

the Debentures will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of Debentureholders under this Indenture, including the rights of conversion set out in Article 2 and Article 6; and

(C)	in the case of the entity organized otherwise than under the laws of the Province of Ontario, the Successor shall attorn to the jurisdiction of the courts of the Province of Ontario;

(ii)

such transaction, in the opinion of Counsel, shall be on such terms as to substantially preserve and not materially and adversely impair any of the rights and powers of the Trustee or of the Debentureholders hereunder; and

(b)

no condition or event shall exist as to the Corporation (at the time of such transaction) or the Successor (immediately after such transaction) and after giving full effect thereto or immediately after the Successor shall become liable to pay the principal monies, premium, if any, interest and other monies due or which may become due hereunder, which constitutes or would constitute an Event of Default hereunder.

Section 11.2	Vesting of Powers in Successor

Whenever the conditions of Section 11.1 shall have been duly observed and performed, any Successor formed by or resulting from such transaction shall succeed to, and be substituted for, and may exercise every right and power of the Corporation under this Indenture with the same effect as though the Successor had been named as the Corporation herein and thereafter, except in the case of a lease or other similar disposition of property to the Successor, the Corporation shall be relieved of all obligations and covenants under this Indenture and the Debentures forthwith upon the Corporation delivering to the Trustee an opinion of Counsel to the effect that the transaction shall not result in any material adverse tax consequences to the Corporation or the Successor. The Trustee will, at the expense of the Successor, execute any documents which it may be advised by Counsel are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 12
COMPULSORY ACQUISITION

Section 12.1	Definitions In this Article:

“Affiliate” and “Associate” shall have their respective meanings set forth in the Securities Act (Ontario);

“Dissenting Debentureholders” means a Debentureholder who does not accept an Offer referred to in Section 12.2 and includes any assignee of the Debenture of a Debentureholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

“Offer” means an offer to acquire outstanding Debentures where, as of the date of the offer to acquire, the Debentures that are subject to the offer to acquire, together with the Offeror’s Debentures, constitute in the aggregate 20% or more of the outstanding principal amount of the Debentures;

“offer to acquire” includes an acceptance of an offer to sell;

“Offeror” means a Person, or two or more Persons acting jointly or in concert, who make an Offer to acquire Debentures;

“Offeror’s Notice” means the notice described in Section 12.3; and

“Offeror’s Debentures” means Debentures beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any Person acting jointly or in concert with the Offeror.

Section 12.2	Offer for Debentures

If an Offer for all of the outstanding Debentures (other than Debentures held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror or any Person acting jointly or in concert with the Offeror) is made and:

(a)

within the time provided in the Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Debentureholders representing at least 90% of the outstanding principal amount of the Debentures, other than the Offeror’s Debentures;

(b)	the Offeror is bound to take up and pay for, or has taken up and paid for the Debentures of the Debentureholders who accepted the Offer; and

(c)	the Offeror complies with Section 12.3 and Section 12.5;

the Offeror is entitled to acquire, and the Dissenting Debentureholders are required to sell to the Offeror, the Debentures held by the Dissenting Debentureholder for the same consideration per Debenture payable or paid, as the case may be, under the Offer.

Section 12.3	Offeror’s Notice to Dissenting Shareholders

Where an Offeror is entitled to acquire Debentures held by Dissenting Debentureholders pursuant to Section 12.2 and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the “Offeror’s Notice”) to each Dissenting Debentureholder stating that:

(a)	Debentureholders holding at least 90% of the principal amount of all outstanding Debentures, other than Offeror’s Debentures, have accepted the Offer;

(b)	the Offeror is bound to take up and pay for, or has taken up and paid for, the Debentures of the Debentureholders who accepted the Offer;

(c)

Dissenting Debentureholders must transfer their respective Debentures to the Offeror on the terms on which the Offeror acquired the Debentures of the Debentureholders who accepted the Offer within 21 days after the date of the sending of the Offeror’s Notice; and

(d)	Dissenting Debentureholders must send their respective Debenture(s) to such Person as the Offeror may direct within 21 days after the date of the sending of the Offeror’s Notice.

Section 12.4	Delivery of Debenture(s)

A Dissenting Debentureholder to whom an Offeror’s Notice is sent pursuant to Section 12.3 shall, within 21 days after the sending of the Offeror’s Notice, send its Debenture(s) to the Person indicated in the Offeror’s Notice duly endorsed for transfer.

Section 12.5	Payment of Consideration to Trustee

Within 21 days after the Offeror sends an Offeror’s Notice pursuant to Section 12.3, the Offeror shall pay or transfer to the Person indicated in the Offeror’s Notice, or to such other Person as such Person may direct, the cash or other consideration that is payable to Dissenting Debentureholders pursuant to Section 12.2.

Section 12.6	Consideration to be held in Corporation

The Person indicated in the Offeror’s Notice, or the Person directed by such Person, shall hold in trust for the Dissenting Debentureholders the cash or other consideration it receives under Section 12.5. Such Person shall deposit cash in a separate account in a Canadian chartered bank, or other body corporate, any of whose deposits are insured by the Canada Deposit Insurance Corporation, and shall place other consideration in the custody of a Canadian chartered bank or such other body corporate.

Section 12.7	Completion of Transfer of Debentures to Offeror

Within 30 days after the date of the sending of an Offeror’s Notice pursuant to Section 12.3, the Person indicated in the Offeror’s Notice, if the Offeror has complied with Section 12.5, shall:

(a)

do all acts and things and execute and cause to be executed all instruments as in such Person’s opinion, relying on the advice of Counsel, may be necessary or desirable to cause the transfer of the Debentures of the Dissenting Debentureholders to the Offeror;

(b)	send to each Dissenting Debentureholder who has complied with Section 12.4 the consideration to which such Dissenting Debentureholder is entitled under this Article 12; and

(c)	send to each Dissenting Debentureholder who has not complied with Section 12.4 a notice stating that:

(i)	its Debentures have been transferred to the Offeror;

(ii)	the Person indicated in the Offeror’s Notice or some other Person designated in such notice are holding in trust the consideration for such Debentures; and

(iii)

the Person indicated in the Offeror’s Notice, or such other Person, will send the consideration to such Dissenting Debentureholder as soon as possible after receiving such Dissenting Debentureholder’s Debenture(s) or such other documents as such Person or such other Person may require in lieu thereof;

and such Person is hereby appointed the agent and attorney of the Dissenting Debentureholders for the purposes of giving effect to the foregoing provisions.

Section 12.8	Communication of Offer to Corporation

An Offeror cannot make an Offer for Debentures unless, concurrent with the communication of the Offer to any Debentureholder, a copy of the Offer is provided to the Corporation and the Trustee.

Section 12.9	Appointment of Trustee by Offeror

If the Offeror wishes to appoint the Trustee to provide the services outlined in this Article 12 in respect of the Offer, the Offeror and the Trustee shall first enter into an agreement providing for the terms and conditions of such appointment, including the remuneration, indemnification and the return of cash or other consideration that is payable to Dissenting Debentureholders who have not complied with Section 12.4.

ARTICLE 13
MEETINGS OF DEBENTUREHOLDERS

Section 13.1	Right to Convene Meeting

The Trustee or the Corporation may at any time and from time to time, and the Trustee shall, on receipt of a written request of the Corporation or a written request signed by the holders of not less than 25% of the principal amount of the Debentures then outstanding and upon receiving funding and being indemnified to its reasonable satisfaction by the Corporation or by the Debentureholders signing such request, as the case may be, against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders. In the event of the Trustee failing, within 30 days after receipt of any such request and such funding of indemnity, to give notice convening a meeting, the Corporation or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto or at such other place as may be approved or determined by the Trustee.

Section 13.2	Notice of Meetings

(a)

At least 21 days’ notice of any meeting shall be given to the Debentureholders in the manner provided in Section 14.2 and a copy of such notice shall be sent to the Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any holder of Debentures shall not invalidate any resolution passed at any such meeting. A holder may waive notice of a meeting either before or after the meeting.

(b)

If the business to be transacted at any meeting by Extraordinary Resolution or otherwise, or any action to be taken or power exercised by instrument in writing under Section 13.15, especially affects the rights of holders of Debentures of one or more series in a manner or to an extent differing in any material way from that in or to which the rights of holders of Debentures of any other series are affected (determined as provided in Section 13.2(c) and Section 13.2(d)), then:

(i)

a reference to such fact, indicating each series of Debentures so especially affected (hereinafter referred to as the “especially affected series”) shall be made in the notice of such meeting, and in any such case the meeting shall be and be deemed to be and is herein referred to as a “Serial Meeting”; and

(ii)

the holders of Debentures of an especially affected series shall not be bound by any action taken at a Serial Meeting or by instrument in writing under Section 13.15 unless in addition to compliance with the other provisions of this Article 13:

(A)

at such Serial Meeting: (I) there are Debentureholders present in person or by proxy and representing at least 25% in principal amount of the Debentures then outstanding of such series, subject to the provisions of this Article 13 as to quorum at adjourned meetings; and (II) the resolution is passed by the affirmative vote of the holders of more than 50% (or in the case of an Extraordinary Resolution not less than 66 2/3) of the principal amount of the Debentures of such especially affected series then outstanding voted on the resolution; or

(B)

in the case of action taken or power exercised by instrument in writing under Section 13.15, such instrument is signed in one or more counterparts by the holders of not less than 66 2/3% in principal amount of the Debentures of such especially affected series then outstanding.

(c)

Subject to Section 13.2(d), the determination as to whether any business to be transacted at a meeting of Debentureholders, or any action to be taken or power to be exercised by instrument in writing under Section 13.15, especially affects the rights of the Debentureholders of one or more series in a manner or to an extent differing in any material way from that in or to which it affects the rights of Debentureholders of any other series (and is therefore an especially affected series) shall be determined by an opinion of Counsel, which shall be binding on all Debentureholders, the Trustee and the Corporation for all purposes hereof.

(d)	A proposal:

(i)	to extend the maturity of Debentures of any particular series or to reduce the principal amount thereof, the rate of interest or redemption premium thereon or to impair any conversion right thereof;

(ii)	to modify or terminate any covenant or agreement which by its terms is effective only so long as Debentures of a particular series are outstanding; or

(iii)	to reduce with respect to Debentureholders of any particular series any percentage stated in this Section 13.2 or Section 13.4, Section 13.12 and Section 13.15;

shall be deemed to especially affect the rights of the Debentureholders of such series in a manner differing in a material way from that in which it affects the rights of holders of Debentures of any other series, whether or not a similar extension, reduction, modification or termination is proposed with respect to Debentures of any or all other series.

Section 13.3	Chair

Some person, who need not be a Debentureholder, nominated in writing by the Trustee shall be chair of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Debentureholders present in person or by proxy shall choose some individual present to be chair.

Section 13.4	Quorum

Subject to the provisions of Section 13.12, at any meeting of the Debentureholders a quorum shall consist of Debentureholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Debentures and, if the meeting is a Serial Meeting, at least 25% of the Debentures then outstanding of each especially affected series. If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debentureholders or pursuant to a request of the Debentureholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the holders of outstanding Debentures present in person or by proxy shall, subject to the provisions of Section 13.12, constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Debentures or of the Debentures then outstanding of each especially affected series. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum is present at the commencement of business.

Section 13.5	Power to Adjourn

The chair of any meeting at which a quorum of the Debentureholders is present may, with the consent of the holders of a majority in principal amount of the Debentures represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

Section 13.6	Show of Hands

Every question submitted to a meeting shall, subject to Section 13.17, be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chair that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chair of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Debentures, if any, held by him or her.

Section 13.7	Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chair or by one or more Debentureholders or proxies for Debentureholders, a poll shall be taken in such manner and either at once or after an adjournment as the chair shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures represented at the meeting and voted on the poll.

Section 13.8	Voting

On a show of hands every person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more Debentureholders or both, shall have one vote. On a poll each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which he/she shall then be the holder. In the case of any Debenture denominated in a currency or currency unit other than Canadian dollars, the principal amount thereof for these purposes shall be computed in Canadian dollars on the basis of the conversion of the principal amount thereof at the applicable spot buying rate of exchange for such other currency or currency unit as reported by the Bank of Canada at the close of business on the Business Day next preceding the meeting. Any fractional amounts resulting from such conversion shall be rounded, up or down, to the nearest $100. A proxy need not be a Debentureholder. In the case of joint holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them is present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint holders.

Section 13.9	Proxies

A Debentureholder may be present and vote at any meeting of Debentureholders by an authorized representative. The Corporation (in case it convenes the meeting) or the Trustee (in any other case) for the purpose of enabling the Debentureholders to be present and vote at any meeting without producing their Debentures, and of enabling them to be present and vote at any such meeting by proxy and of lodging instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a)

the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any person signing on behalf of a Debentureholder;

(b)

the deposit of instruments appointing proxies at such place as the Trustee, the Corporation or the Debentureholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c)

the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, cabled, telegraphed or sent by telex before the meeting to the Corporation or to the Trustee at such approved place or places and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be Debentureholders and Persons whom Debentureholders have by instrument in writing duly appointed as their proxies.

Section 13.10	Persons Entitled to Attend Meetings

The Corporation and the Trustee, by their respective employees, officers, directors or trustees, the Auditor and the legal advisers of the Corporation, the Trustee or any Debentureholder may attend any meeting of the Debentureholders, but shall have no vote as such.

Section 13.11	Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Indenture or by law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary Resolution, subject in the case of the matters in paragraphs (a), (b), (c), (d) and (e) to receipt of the prior approval of the TSX if required by the rules thereof:

(a)

power to authorize the Trustee to grant extensions of time for payment of any principal, premium or interest on the Debentures, whether or not the principal, premium or interest, the payment of which is extended, is at the time due or overdue;

(b)

power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Trustee (with the prior written consent of the Trustee) against the Corporation, or against its property, whether such rights arise under this Indenture or the Debentures or otherwise;

(c)

power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Debenture which shall be agreed to by the Corporation and to authorize the Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(d)

power to sanction any scheme for the reconstruction, reorganization or recapitalization of the Corporation or for the consolidation, amalgamation or merger of the Corporation with any other Person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 11.1 shall have been complied with;

(e)

power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(f)

power to waive and direct the Trustee to waive any default hereunder and/or cancel any declaration made by the Trustee pursuant to Section 8.1 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(g)

power to restrain any Debentureholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal, premium or interest on the Debentures, or for the execution of any trust or power hereunder;

(h)

power to direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 8.5, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

(i)

power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Shares or other securities of the Corporation;

(j)

power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be themselves Debentureholders. Every such committee may elect its chair and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(k)

power to remove the Trustee from office and to appoint a new Trustee or Trustees provided that no such removal shall be effective unless and until a new Trustee or Trustees shall have become bound by this Indenture;

(l)

power to sanction the exchange of the Debentures for or the conversion thereof into Shares, bonds, debentures or other securities or obligations of the Corporation or of any other Person formed or to be formed;

(m)	power to authorize the distribution in specie of any shares or securities received pursuant to a transaction authorized under the provisions of Section 13.11(e); and

(n)	power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to Section 13.11(j).

Section 13.12	Meaning of “Extraordinary Resolution”

(a)

The expression “Extraordinary Resolution” when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which the holders of not less than 25% of the principal amount of the Debentures then outstanding and, if the meeting is a Serial Meeting, at which holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are present in person or by proxy and passed by the favourable votes of votes cast thereat by the holders of not less than 66 2/3% of the principal amount of the Debentures, and if the meeting is a Serial Meeting by the favourable votes of votes cast thereat by holders of not less than 66 2/3% of the principal amount of the Debentures of each especially affected series, in each case present or represented by proxy at the meeting and voted upon on a poll on such resolution, or, pursuant to Section 13.15, rendered by instruments in writing signed by the holders of not less than 66 2/3% of the Debentures then outstanding or Debentures of an applicable series in the case of an action which if taken at a meeting would be a Serial Meeting.

(b)

If, at any such meeting, the holders of not less than 25% of the principal amount of the Debentures then outstanding and, if the meeting is a Serial Meeting, 25% of the principal amount of the Debentures then outstanding of each especially affected series, in each case are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders, shall be dissolved but in any other case it shall stand adjourned until the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting the holders of the Debentures then outstanding present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed thereat by the affirmative vote of holders of not less than 66 2/3% of the principal amount of the Debentures and, if the meeting is a Serial Meeting, by the affirmative vote of the holders of not less than 66 2/3% of the principal amount of the Debentures of each especially affected series, in each case present or represented by proxy at the meeting voted upon on a poll shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the holders of not less than 25% in principal amount of the Debentures then outstanding and, if the meeting is a Serial Meeting, holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are not present in person or by proxy at such adjourned meeting.

(c)	Votes on an Extraordinary Resolution at a meeting of Debentureholders shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

Section 13.13	Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time.

Section 13.14	Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chair of the meeting at which such resolutions were passed or proceedings had, or by the chair of the next succeeding meeting of the Debentureholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

Section 13.15	Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the holders of 66 2/3% of the principal amount of all the outstanding Debentures and, if the meeting at which such actions might be taken would be a Serial Meeting, by the holders of 66 2/3% of the principal amount of the Debentures then outstanding of each especially affected series, by an instrument in writing signed in one or more counterparts and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.

Section 13.16	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 13.15 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

Section 13.17	Evidence of Rights of Debentureholders

(a)

Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor signed or executed by such Debentureholders.

(b)	The Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

Section 13.18	Concerning Serial Meetings

If in the opinion of Counsel any business to be transacted at any meeting, or any action to be taken or power to be exercised by instrument in writing under Section 13.15, does not adversely affect the rights of the holders of Debentures of one or more series, the provisions of this Article 13 shall apply as if the Debentures of such series were not outstanding and no notice of any such meeting need be given to the holders of Debentures of such series. Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which is effective only so long as Debentures of a particular series are outstanding shall be deemed not to adversely affect the rights of the holders of Debentures of any other series.

ARTICLE 14
NOTICES

Section 14.1	Notice to Corporation and Trustee

Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or the Trustee shall be deemed to be validly given if delivered (whether in person, by hand courier or other personal method of delivery) or if transmitted by telecopier to:

(a)	if to the Corporation:

Kirkland Lake Gold Inc.
c/o DSA Corporate Services Inc.
50 Richmond Street East, Suite 101
Toronto, Ontario M5C 1N7

	Attention:	JoAnne Archibald, Corporate Secretary
	Facsimile:	(416) 8480790

(b)	if to the Trustee:

Computershare Trust Company of Canada
100 University Avenue

9th Floor, North Tower
Toronto, Ontario M5J 2Y1

Attention:	Manager, Corporate Trust
Facsimile:	(416) 9819777

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if transmitted by telecopier on the day of transmission or, if such day is not a Business Day, on the first Business Day following the day of transmission; provided that if such notice is delivered or transmitted by telecopier after 4:00 p.m. (Toronto time), such notice will be deemed to be received on the next Business Day. The Corporation or Trustee, as the case may be, may from time to time notify the other in the manner provided in this Section 14.1 of a change of address which from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or Trustee, as the case may be, for all purposes of this Indenture.

Section 14.2	Notice to Debentureholders

(a)

All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given three Business Days following the day of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder or the inability of the Corporation to give or mail any notice due to anything beyond the reasonable control of the Corporation shall not invalidate any action or proceeding founded thereon.

(b)

If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Debentureholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Corporation shall give such notice by publication at least once in an English language daily newspaper of general circulation in Canada and in a French language daily newspaper of general circulation in the Province of Quebec.

(c)

Any notice given to Debentureholders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in the newspaper in which publication was required.

(d)

All notices with respect to any Debenture may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of such Debenture.

Section 14.3	Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 14.1, such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 14.1.

ARTICLE 15
CONCERNING THE TRUSTEE

Section 15.1	No Conflict of Interest

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 15.1, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Debentures issued hereunder, shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises but the Trustee shall, within 60 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 15.2.

Section 15.2	Replacement of Trustee

(a)

Subject to the terms hereof, the Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation 60 days notice in writing or such shorter notice as the Corporation may accept as sufficient. The Corporation shall have the power at any time on notice in writing to the Trustee and the Debentureholders by Extraordinary Resolution shall have the power at any time to remove the existing Trustee and to appoint a new or successor Trustee. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Debentureholders. Failing such appointment by the Corporation, the retiring Trustee or any Debentureholder may apply to a Judge of the Ontario Superior Court of Justice, on such notice as such Judge may direct at the Corporation’s expense, for the appointment of a new Trustee but any new Trustee so appointed by the Corporation or by such court shall be subject to removal as aforesaid and the appointment of such new Trustee shall be effective only upon such new Trustee becoming bound by this Indenture. Any new Trustee appointed under any provision of this Section 15.2 shall be a corporation authorized to carry on the business of a trust company in all of the provinces and territories of Canada. On any new appointment the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(b)

Any company into which the Trustee may be merged or with which it may be consolidated or amalgamated or any company succeeding to all or substantially all of the corporate trust business of the Trustee, shall be the successor trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Corporation or the Trustee ceasing to act, on payment of outstanding fees and expenses in accordance with Section 15.15, the Trustee shall execute and deliver an instrument assigning and transferring to such successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation be required by any new Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Trustee be made, executed, acknowledged and delivered by the Corporation.

Section 15.3	Duties of Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith with a view to the best interests of the holders of Debentures and shall exercise that degree of care, diligence and skill that a reasonably prudent corporate trustee would exercise in comparable circumstances.

Section 15.4	Reliance Upon Declarations, Opinions, etc.

In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 15.15, if applicable, and with any other applicable requirements of this Indenture. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Trustee may act and rely on an opinion of Counsel.

Section 15.5	Evidence and Authority to Trustee, Opinions, etc.

(a)

The Corporation shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Corporation or the Trustee under this Indenture or as a result of any obligation imposed under this Indenture including, without limitation, the certification and delivery of Debentures hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Corporation, forthwith if and when (a) such evidence is required by any other Section of this Indenture to be furnished to the Trustee in accordance with the terms of this Section 15.15 or (b) the Trustee, in the exercise of its rights and duties under this Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(b)	Such evidence shall consist of:

(i)	a certificate made by any one officer of the Corporation stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(ii)

in the case of a condition precedent compliance with which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(iii)

in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the Auditor, whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms this Indenture.

(c)

Whenever such evidence relates to a matter other than the certification and delivery of Debentures and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other person whose qualifications give authority to a statement made by it, provided that if such report or opinion is furnished by a director, officer or employee of the Corporation it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section.

(d)

Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in this Indenture shall include (a) a statement by the person giving the evidence that he or she has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (b) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (c) a statement that, in the belief of the person giving such evidence, he or she has made such examination or investigation as is necessary to enable him or her to make the statements or give the opinions contained or expressed therein, and (d) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

(e)

The Corporation shall furnish to the Trustee at any time if the Trustee reasonably so requires, a certificate that the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the noncompliance with which would, with the givin g of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such noncompliance. The Corporation shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Indenture.

Section 15.6	Officer’s Certificate as Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon an Officer’s Certificate.

Section 15.7	Experts, Advisers and Agents

The Trustee may:

(a)

employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Corporation, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b)

employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the funds hereof and any solicitors employed or consulted by the Trustee may, but need not be, solicitors for the Corporation.

Section 15.8	Trustee May Deal in Debentures

Subject to its duties and obligations set out in this Indenture, the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

Section 15.9	Investment of Moneys Held by Trustee

(a)

Upon receipt of a written direction from the Corporation, the Trustee shall invest any funds being held pursuant to this Indenture in Authorized Investments in its name in accordance with such direction. Any direction from the Corporation to the Trustee shall be in writing and shall be provided to the Trustee no later than 9:00 a.m. (Toronto time) on the day on which the investment is to be made. Any such direction received by the Trustee after 9:00 a.m. (Toronto time) or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. (Toronto time) the next Business Day. Any direction from the Corporation for the release of funds must be received prior to 11:00 a.m. (Toronto time) on the day on which the release of funds is to be made. Any such direction for the release of funds received after 11:00 a.m. (Toronto time) or on a non-Business Day, will be handled on a commercially reasonable efforts basis and may result in such funds being released on the next Business Day.

(b)

In the event that the Trustee does not receive a written direction or only a partial written direction to invest cash in an Authorized Investment, the Trustee may hold cash balances constituting part or all of the funds being held pursuant to this Indenture and may, but need not, invest same in its deposit department, the deposit department of one of its Affiliates, or the deposit department of a Canadian chartered bank; but none of the Trustee, its Affiliates or the Canadian chartered bank shall be liable to account for any profit to any parties to this Indenture or to any other person or entity other than at a rate, if any, established from time to time by the Trustee, its Affiliates or such Canadian chartered bank.

(c)

The Trustee shall not be held liable for any losses incurred in the investment of any funds being held pursuant to this Indenture in Authorized Investments, other than in the event of the negligence, or the wilful misconduct or bad faith of the Trustee.

(d)

Unless and until the Trustee or any Debentureholder in accordance with the terms hereof shall have declared the principal of and interest on the Debentures to be due and payable, the Trustee shall pay over to the Corporation all interest, if any, received by the Trustee in respect of any investments or deposits made pursuant to the provisions of this Section.

Section 15.10	Trustee Not Ordinarily Bound

Except as provided in Section 8.2 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 15.3, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation’s business, unless the Trustee shall have been required to do so in writing by the holders of not less than 25% of the aggregate principal amount of the Debentures then outstanding or by any Extraordinary Resolution of the Debentureholders passed in accordance with the provisions contained in Article 13, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

Section 15.11	Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

Section 15.12	Trustee Not Bound to Act on Corporation’s Request

Except as in this Indenture otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Corporation or of the directors until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

Section 15.13	Conditions Precedent to Trustee’s Obligations to Act Hereunder

(a)

The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee and its officers, directors, employees and agents against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b)

None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c)

The Trustee may, before commencing or at any time during the continuance of any such act, action ore proceeding require the Debenture holders at whose instance it is acting to deposit with the Trustee the Debentures held by them for which Debentures the Trustee shall issue receipts.

Section 15.14	Authority to Carry on Business

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in each of the provinces and territories of Canada but if, notwithstanding the provisions of this Section 15.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the Debentures issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 60 days after ceasing to be authorized to carry on the business of a trust company in any of the provinces and territories of Canada either become so authorized or resign in the manner and with the effect specified in Section 15.2.

Section 15.15	Compensation and Indemnity

(a)

The Corporation shall pay to the Trustee from time to time compensation for its services hereunder as agreed separately by the Corporation and the Trustee, and shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under this Indenture shall be finally and fully performed. The Trustee’s compensation shall not be limited by any law on compensation of a Trustee of an express trust. Any amount due under this Section 15.15 and unpaid 30 days after request for such payment shall bear interest from the date of such invoice at a rate per annum equal to the then current rate charged by the Trustee from time to time, payable on demand.

(b)

The Corporation hereby indemnifies and saves harmless the Trustee and its directors, officers, employees and agents from and against any and all loss, damages, charges, reasonable expenses, claims, demands, actions or liability whatsoever which may be brought against the Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the negligence, or the wilful misconduct or bad faith of the Trustee. The Trustee shall notify the Corporation promptly of any claim for which it may seek indemnity. The Corporation shall be entitled (but not required) to assume the defence of any claim and the Trustee shall cooperate in the defence. The Corporation need not pay for any settlement made without its written consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Trustee or the discharge of this Indenture.

(c)

In any claim for indemnity hereunder, the Trustee shall have the right to retain other Counsel to act on its behalf, provided that the fees and disbursements of such Counsel shall be paid by the Trustee unless: (i) the Corporation and the Trustee shall have mutually agreed to the retention of the other Counsel; (ii) the Corporation has not assumed the defence of the claim within 30 days of receiving notice of such claim; or (iii) the named parties to any such claim (including any added third or impleaded party) include both the Trustee and the Corporation and the representation of both parties by the same Counsel would be inappropriate due to the actual or potential differing interests between them.

(d)	The Corporation need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through the negligence, wilful misconduct or bad faith of the Trustee.

Section 15.16	Acceptance of Trust

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Debentureholders, subject to all the terms and conditions herein set forth.

Section 15.17	Assignment and Enurement

The parties hereto acknowledge and agree, and any beneficiaries hereunder are hereby deemed to have acknowledged and agreed that the Trustee may, without the consent of any other party, assign all of its rights and duties under this Indenture, and under any ancillary agreements executed in connection herewith, to such federal trust company as may result from Computershare Trust Company of Canada being continued as a trust company pursuant to the terms of the Trust and Loan Companies Act (Canada). Any such assignment shall be effective without the need for any further notice or advice to, or approval of, the parties hereto and without any further act or formality whatsoever.

Section 15.18	Third Party Interests

Each party to this Indenture hereby represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party not party to this Indenture; or (ii) is intended to be used by or on behalf of a third party not party to this Indenture, in which case such party hereto agrees to complete and execute forthwith a declaration in the Trustee’s prescribed form as to the particulars of such third party.

Section 15.19	Trustee Not Bound to Act

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the other parties to this Indenture, provided (a) that the Trustee’s written notice shall describe the circumstances of such noncompliance; and (b) that if such circumstances are rectified to the Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

Section 15.20	Privacy Laws

The parties hereto acknowledge that federal and/or provincial and/or territorial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, no party to this Indenture shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under applicable Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and not to use it for any other purpose except with the consent of or direction from the Corporation or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

Section 15.21	Force Majeure

None of the parties shall be liable to the others, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of an act of god, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

ARTICLE 16
SUPPLEMENTAL INDENTURES

Section 16.1	Supplemental Indentures

(a)

Subject to any required regulatory approval, from time to time the Trustee and, when authorized by a resolution of the directors, the Corporation, subject to the prior approval of the TSX, to the extent required, may, and they shall when required by this Indenture, execute, acknowledge and deliver by their proper officers deeds or indentures supplemental hereto which thereafter shall form part hereof, for any one or more of the following purposes:

(i)	providing for the issuance of Additional Debentures under this Indenture;

(ii)

adding to the covenants of the Corporation herein contained for the protection of the Debentureholders, or of the Debentures of any series, or providing for events of default, in addition to those herein specified;

(iii)

making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which in the opinion of the Trustee relying on an opinion of Counsel will not be prejudicial to the interests of the Debentureholders;

(iv)

evidencing the succession, or successive successions, of others to the Corporation and the covenants of and obligations assumed by any such Successor in accordance with the provisions of this Indenture;

(v)	giving effect to any Extraordinary Resolution passed as provided in Article 13; and

(vi)	for any other purpose not inconsistent with the terms of this Indenture,

provided, however, unless required by this Indenture the Trustee may refuse to enter into any such indenture supplemental hereto which it reasonably determines does not afford adequate protection to the Trustee.

(b)

Unless the supplemental indenture states that the consent or concurrence of Debentureholders by Extraordinary Resolution is required, the consent or concurrence of Debentureholders shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture for the foregoing purposes. Further, the Corporation and the Trustee may without the consent or concurrence of the Debentureholders, by supplemental indenture or otherwise, make any changes or corrections in this Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any indenture supplemental hereto or any Written Direction of the Corporation providing for the issue of Additional Debentures, provided that in the opinion of the Trustee (relying upon an opinion of Counsel) the rights of the Debentureholders are in no way prejudiced thereby.

ARTICLE 17
EXECUTION AND FORMAL DATE

Section 17.1	Execution

This Indenture may be executed and delivered including by facsimile or other means of electronic transmission in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

Section 17.2	Formal Date

For the purpose of convenience this Indenture may be referred to as bearing the formal date of July 19, 2012, irrespective of the actual date of execution hereof.

[Remainder of this page intentionally left blank.]

IN WITNESS whereof the parties hereto have executed these presents.

KIRKLAND LAKE GOLD INC.

By:	(signed) Brian Hinchcliffe
	Name:	Brian Hinchcliffe
	Title:	Chief Executive Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	(signed) Judith Sebald
	Name:	Judith Sebald
	Title:	Corporate Trust Officer

By:	(signed) Soheil Kafai
	Name:	Soheil Kafai
	Title:	Corporate Trust Officer

SCHEDULE A

TO THE INDENTURE BETWEEN

KIRKLAND LAKE GOLD INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF INITIAL DEBENTURE

SCHEDULE A
FORM OF INITIAL DEBENTURE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS
SECURITY MUST NOT TRADE THE SECURITY BEFORE NOVEMBER 20, 2012.

[U.S. Securities Act Legend to be Inserted for U.S. Purchasers]

KIRKLAND LAKE GOLD INC.
(A corporation governed by the laws of Canada)

6% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
DUE JUNE 30, 2017

[CUSIP •
No. •	ISIN • ]

KIRKLAND LAKE GOLD INC. (the “Corporation”) for value received hereby acknowledges itself indebted and, subject to the provisions of the Indenture (the “Indenture”) dated as of July 19, 2012 between the Corporation and Computershare Trust Company of Canada (the “Trustee”), promises to pay to • as the registered holder hereof on June 30, 2017 (the “Maturity Date”) or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of • ($• ) in lawful money of Canada on presentation and surrender of this Initial Debenture at the main branch of the Trustee in Toronto, Ontario, in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from and including the date hereof, at the rate of 6% per annum, in like money in arrears in semiannual instalments (less any tax required by law to be withheld) on June 30 and December 31 in each year, except that the first payment will be made on December 31, 2012 and will include accrued and unpaid interest for the period from and including July 19, 2012 to but excluding December 31, 2012 and the last such payment shall fall due on June 30, 2017, and, should the Corporation at any time make default in the payment of any principal, premium, if any, or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates.

Interest hereon shall be payable by electronic funds transfer to the registered holder hereof and, subject to the provisions of the Indenture, the making of such transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Initial Debenture.

This Initial Debenture is one of the Debentures issued or issuable in one or more series under the provisions of the Indenture. The authorized principal amount of the Initial Debentures is limited to an aggregate principal amount of $57,500,000 in lawful money of Canada and the authorized principal amount of Additional Debentures which may be issued under the Indenture is unlimited. Reference is hereby expressly made to the Indenture of a description of the terms and conditions upon which the Initial Debentures are or are to be issued and held and the rights and remedies of the holders of the Initial Debentures and of the Corporation and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Initial Debenture by acceptance hereof assents.

The Initial Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Initial Debentures of any denomination may be exchanged for an equal aggregate principal amount of Initial Debentures in any other authorized denomination or denominations.

The whole, or if this Initial Debenture is in a denomination in excess of $1,000 any part of which is $1,000 or an integral multiple thereof, of the principal of this Initial Debenture is convertible, at the option of the holder hereof, upon surrender of this Initial Debenture at the principal office of the Trustee in the City of Toronto, at any time but not after 5:00 p.m. (Toronto time) on the earlier of the last Business Day immediately preceding the Maturity Date and the last Business Day immediately preceding the date specified for redemption of this Initial Debenture, into Freely Tradeable Shares at a conversion price of $15.00 (the “Conversion Price”) per Share, being a rate of approximately 66.6667 Shares for each $1,000 principal amount of Initial Debentures, all subject to the terms and conditions and in the manner set forth in the Indenture. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Shares will be issued on any conversion but in lieu thereof, the Corporation will satisfy such fractional interest by a cash payment equal to the Current Market Price of such fractional interest determined in accordance with the Indenture. Holders converting their Initial Debentures shall be entitled to receive, in addition to the applicable number of Freely Tradeable Shares, accrued and unpaid interest in respect of such Debentures as provided in the Indenture. No Fully Registered Debentures may be converted during the period from the close of business on the Record Date preceding the Interest Payment Date (being June 15 and December 15 in each year) to and including such Interest Payment Date, commencing December 31, 2012, as the registers of the Trustee will be closed during such periods.

The Initial Debenture may be redeemed at the option of the Corporation on the terms and conditions set out in the Indenture at the redemption price therein set out. This Initial Debenture is not redeemable before June 30, 2014, except in the event of the satisfaction of certain conditions after a Change of Control has occurred. On and after June 30, 2014 and prior to the Maturity Date, this Initial Debenture is redeemable at the option of the Corporation provided that the Corporation files with the Trustee on the day that notice of redemption of this Initial Debenture is first given an Officer’s Certificate of the Corporation certifying that the volume weighted average trading price per Share on the Toronto Stock Exchange (or elsewhere in accordance with the Indenture) for the 20 consecutive trading days ending on the fifth trading day immediately preceding the date on which such notice is given, is at least 130% of the Conversion Price then in effect.

Upon the occurrence of a Change of Control, each holder of Initial Debentures may (i) require (the “Put Right”) the Corporation to purchase on the date (the “Put Date”) that is 30 days following the giving of notice by the Trustee of the Change of Control the whole or any part of such holder’s Initial Debentures at a price equal to 100% of the principal amount of such Initial Debentures plus accrued and unpaid interest up to, but excluding, the Put Date or (ii) to convert (the “Change of Control Conversion Right”) all or any part of such holder’s Initial Debentures at the Change of Control Conversion Price. If 90% or more of the principal amount of all Initial Debentures outstanding on the date the Corporation provides notice of a Change of Control to the Trustee have been tendered for purchase pursuant to the Put Right or conversion pursuant to the Change of Control Conversion Right, the Corporation has the right (but not the obligation) to purchase all the remaining outstanding Initial Debentures on the Put Date at the same price and in the same form as the Initial Debentures purchased pursuant to the Put Right.

As more specifically provided in the Indenture, if a takeover bid for Initial Debentures, within the meaning of the Securities Act (Ontario) is made and 90% of the principal amount of all the Initial Debentures (other than Initial Debentures held at the date of the takeover bid by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Initial Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Initial Debentures.

The Corporation may, on notice as provided in the Indenture, at its option (subject to any applicable regulatory approval and as provided in the Indenture), elect to satisfy the obligation to repay the principal amount of this Initial Debenture on the Maturity Date or on redemption by the issue of that number of Freely Tradeable Shares obtained by dividing the principal amount of this Initial Debenture by 95% of the Current Market Price on the Maturity Date or the date fixed for redemption, as the case may be.

The indebtedness evidenced by this Initial Debenture, and by all other Initial Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Corporation, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness and indebtedness to trade creditors of the Corporation, whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed. This Initial Debenture is subordinate to claims or creditors of the Corporation’s Subsidiaries, if any, except to the extent the Corporation is a creditor of such Subsidiaries ranking at least pari passu with such other creditors.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding hereunder (or in certain circumstances, specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Initial Debenture or the Indenture.

This Initial Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee in Toronto, Ontario and in such other place or places as the Corporation with the approval of the Trustee may designate. No transfer of this Initial Debenture shall be valid unless made on the register by the Trustee upon surrender of this Initial Debenture for cancellation by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee and upon compliance with such reasonable requirements as the Trustee may prescribe. Thereupon a new Initial Debenture or Initial Debentures in the same aggregate principal amount shall be issued to the transferee in exchange herefor.

This Initial Debenture shall not become obligatory for any purpose until it shall have been certified by the Trustee under the Indenture.

The Indenture is and this Debenture shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

Capitalized words or expressions used in this Initial Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture. In the event that the terms and conditions stated in this Debenture conflict, or are inconsistent with, the terms and conditions of the Indenture, the Indenture shall prevail and take priority.

IN WITNESS WHEREOF KIRKLAND LAKE GOLD INC. has caused this Debenture to be signed by its authorized signatories as of the 19th day of July, 2012.

[Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to the issuer or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO, or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO, has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.]

KIRKLAND LAKE GOLD INC.

By:

Name:
Title:

DEBENTURE TRUSTEE'S CERTIFICATE

This Series 2 Debenture is one of the 7.5% Convertible Unsecured Subordinated Debentures due December 31, 2017 referred to in the Indenture within mentioned.

Date:
Computershare Trust Company of Canada

By:

(Authorized Officer)

REGISTRATION PANEL
(No writing hereon except by Debenture Trustee)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ____________, whose address and social insurance number, if applicable, are set forth below, this Series 2 Debenture (or $____________ principal amount hereof") of KIRKLAND LAKE GOLD INC. standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Series 2 Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Series 2 Debenture in such register, with full power of substitution in the premises.

Date:	
Address of Transferee	
(Street Address, City, Province and Postal Code)	
Social Insurance Number of Transferee if applicable:	

If less than the full principal amount of the within Series 2 Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold an Series 2 Debenture in a non-integral multiple of $1,000, in which case such Series 2 Debenture is transferable only in its entirety) to be transferred.

1. The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Series 2 Debenture in every particular without alteration or any change whatsoever. The signature must be guaranteed by an authorized officer of a Schedule I Canadian chartered bank or of a major Canadian trust company, or by a medallion signature guarantee from a member of a recognized Medallion Signature Guarantee Program.
2. The registered holder of this Series 2 Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Series 2 Debenture.

Signature of Guarantor	
Authorized Officer	Signature of transferring registered holder
Name of Institution	

CONVERSION NOTICE

TO:	**KIRKLAND LAKE GOLD INC.**
Note:	All capital terms used herein have the meaning ascribed thereto in the Indenture, unless otherwise indicated.

The undersigned registered holder of 7.5% Convertible Unsecured Subordinated Debentures bearing Certificate No. ____ irrevocably elects to convert such Debentures (or principal $__________ amount thereof) in accordance with the terms of the Indenture and tenders herewith the Debentures, and, if applicable, directs that the Shares of Kirkland Lake Gold Inc. issuable upon a conversion be issued and delivered to the person indicated below.

Dated:	(signature of Registered Holder)

NOTE: If Shares are to be issued in the name of a person other than the holder, the signature must be guaranteed by an authorized officer of a Schedule I Canadian chartered bank or of a major Canadian trust company, or by a medallion signature guarantee from a member of a recognized Medallion Signature Guarantee Program.

The registered holder of this Series 2 Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the conversion of this Series 2 Debenture.

(Print name in which Shares are to be issued, delivered and registered)

Name:	
Address:	(City, Province and Postal Code)
Name of guarantor:	
Authorized signature:

EXHIBIT 1
TO FORM OF INITIAL DEBENTURE

KIRKLAND LAKE GOLD INC.
(A corporation governed by the laws of Canada)

6% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
DUE JUNE 30, 2017

[CUSIP •
No. •	ISIN • ]

Initial Principal Amount: $•

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

SCHEDULE B

TO THE INDENTURE BETWEEN

KIRKLAND LAKE GOLD INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF REDEMPTION NOTICE

SCHEDULE B
FORM OF REDEMPTION NOTICE

KIRKLAND LAKE GOLD INC.
6% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
REDEMPTION NOTICE

To:	Holders of 6% Convertible Unsecured Subordinated Debentures (the “Debentures”) of KIRKLAND LAKE GOLD INC. (the “Corporation”)

Note:	All capitalized terms used herein have the meanings ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the Indenture (the “Indenture”) dated as of July 19, 2012 between the Corporation and Computershare Trust Company of Canada (the “Trustee”), that $• aggregate principal amount of Debentures outstanding will be redeemed as of (the “Redemption Date”), upon payment of a redemption amount of $• for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $• , and (ii) all accrued and unpaid interest thereon to but excluding the Redemption Date (collectively, the “Redemption Price”).

The Redemption Price will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

Computershare Trust Company of Canada
100 University Avenue
9th Floor, North Tower
Toronto, Ontario M5J 2Y1

Attention:	Manager, Corporate Trust
Facsimile:	(416) 9819777

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Redemption Price, plus accrued and unpaid interest, shall not be made on presentation for surrender of such Debentures at the abovementioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Redemption Price, plus accrued and unpaid interest, pursuant to the Indenture.

[Pursuant to Section 4.6 of the Indenture, the Corporation hereby elects to satisfy its obligation to pay to holders of Debentures the Redemption Price, [in whole/in part,] by issuing and delivering to the holders that number of Freely Tradeable Shares obtained by dividing the aggregate principal amount of Debentures by 95% of the Current Market Price of the Shares on the Redemption Date. $• aggregate principal amount of Debentures will be redeemed by the Corporation pursuant to its Share Redemption Right.

No fractional Shares shall be delivered upon the exercise by the Corporation of the Share Redemption Right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Shares on the Redemption Date (less any tax required to be deducted, if any).] [Delete as appropriate.]

In this connection, upon presentation and surrender of the Debentures for payment on the Redemption Date, the Corporation shall, on the Redemption Date, make delivery to the Trustee, at the abovementioned corporate trust office, for delivery to and on account of the holders, [the cash to which holders are entitled] [and/or] [the number of Freely Tradeable Shares (in book based or certificated form) to which holders are entitled] and cash equal to all accrued and unpaid interest to the Redemption Date [together with the cash equivalent in lieu of all fractional Shares].

DATED: •

KIRKLAND LAKE GOLD INC.

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE C

TO THE INDENTURE BETWEEN

KIRKLAND LAKE GOLD INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF MATURITY NOTICE

C-1

SCHEDULE C
FORM OF MATURITY NOTICE

KIRKLAND LAKE GOLD INC.
6% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
MATURITY NOTICE

To:	Holders of 6% Convertible Unsecured Subordinated Debentures (the “Debentures”) of KIRKLAND LAKE GOLD INC. (the “Corporation”)

Note:	All capitalized terms used herein have the meanings ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.10(b) of the Indenture (the “Indenture”) dated as of July 19, 2012 between the Corporation and Computershare Trust Company of Canada, as trustee (the “Trustee”), that the Debentures are due and payable as of June 30, 2017 (the “Maturity Date”) and the Corporation hereby advises the holders of Debentures that pursuant to Section 4.10 of the Indenture, the Corporation hereby elects to satisfy its obligation to repay the Debentures [in whole/in part] [Delete as appropriate] by issuing and delivering to the holders that number of Freely Tradeable Shares equal to the number obtained by dividing the aggregate principal amount of such Debentures by 95% of the Current Market Price of the Shares on the Maturity Date. $• aggregate principal amount of Debentures will be repaid by the Corporation pursuant to its Share Repayment Right. Upon presentation and surrender of the Debentures, the Corporation shall pay or cause to be paid in cash to the holder all accrued and unpaid interest to the Maturity Date, together with the cash equivalent representing fractional Shares [and cash in respect of the Debentures not subject to the Share Repayment Right], and shall, on the Maturity Date, send to the Trustee the Freely Tradeable Shares (in book-based or certificated form) to which the holder is entitled.

DATED: •

KIRKLAND LAKE GOLD INC.

By:
Name:
Title:

By:
Name:
Title:

C-2

SCHEDULE D

TO THE TRUST INDENTURE BETWEEN

KIRKLAND LAKE GOLD INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF CHANGE OF CONTROL NOTICE

SCHEDULE D
FORM OF CHANGE OF CONTROL NOTICE

KIRKLAND LAKE GOLD INC.
6% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
CHANGE OF CONTROL NOTICE

To:	Holders of 6% Convertible Unsecured Subordinated Debentures (the “Debentures”) of KIRKLAND LAKE GOLD INC. (the “Corporation”)

Note:	All capitalized terms used herein have the meanings ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 2.4(j) of the Indenture (the “Indenture”) dated as of July 19, 2012 between the Corporation and Computershare Trust Company of Canada, as trustee (the “Trustee”), that:

(a)	a Change of Control occurred on • , 20• (the “Effective Date”) details of which are the following: [Insert details of Change of Control];

(b)

each holder of Debentures shall have the right (i) to require the Corporation to purchase, on • , 20• , [being the date which is 30 days following the date upon which the Trustee has delivered this Change of Control Notice to the holders] (the “Put Date”), all or any part of its Debentures in accordance with Applicable Securities Legislation at a price equal to 100% of the principal amount of its Debentures plus accrued and unpaid interest thereon up to, but excluding, the Put Date (collectively, the “Total Put Price”); or (ii) to convert its Debentures at the Change of Control Conversion Price (as defined below); and

(c)

you are entitled to withdraw your election to require the Corporation to purchase or convert your Debentures by providing notice to the Trustee by facsimile transmission or letter advising the Trustee of such withdrawal no later than the close of business on the third Business Day immediately preceding the Put Date, such notice to the Trustee shall include your name, the principal amount of the Debentures delivered for purchase and a statement that you are withdrawing your election to have such Debentures purchased or converted.

The Change of Control Conversion Price is equal to $•and is calculated as follows:

COCCP = ECP/(1+(CP x (C/t))) where:
COCCP is the Change of Control Conversion Price;
ECP = is the Conversion Price in effect on the Effective Date;
CP = initial premium 39.7%;
c = the number of days from and including the Effective Date to but excluding the Maturity Date; and

t = the number of day from and including July 19, 2012 to but excluding the Maturity Date

Be advised that if 90% or more in aggregate principal amount of Debentures outstanding on the date of this Change of Control Notice have been tendered for purchase or conversion, the Corporation has the right (but not the obligation) upon written notice to the Trustee prior to the Put Date to redeem all remaining outstanding Debentures on the Put Date at the Total Put Price.

Upon presentation and surrender of the Debentures, (i) in the event that a Debentureholder elects to exercise the Put Right, the Corporation shall satisfy the Total Put Price in cash, and (ii) in the event that a Debentureholder elects to convert its Debentures pursuant to the Change of Control Conversion Right, the Corporation shall issue and deliver the Freely Tradeable Shares (in book-based or certificated form) to which the h older is entitled and pay or cause to be paid in cash the cash equivalent representing fractional Shares, if any.

DATED: •

KIRKLAND LAKE GOLD INC.

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE E

TO THE INDENTURE BETWEEN

KIRKLAND LAKE GOLD INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF PUT EXERCISE NOTICE

SCHEDULE E
FORM OF PUT EXERCISE NOTICE

PUT EXERCISE NOTICE

To:	KIRKLAND LAKE GOLD INC. (the “Corporation”)

Note:	All capitalized terms used herein have the meanings ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 6% Convertible Unsecured Subordinated Debentures [bearing Certificate No. •] revocably elects to [put such Debentures (or $•principal amount thereof*) to the Corporation to be purchased by the Corporation on (the “Put Date”) at a price of $1,000 for each $1,000 principal amount of Debentures plus all accrued and unpaid interest thereon to, but excluding, the Put Date (collectively, the “Total Put Price”)][and] [convert such Debentures (or $•principal amount thereof*) at the Change of Control Conversion Price][complete/delete as appropriate], all in accordance with the terms of the Indenture dated as of July 19, 2012 between the Corporation and Computershare Trust Company of Canada, as trustee, (the “Indenture”) and tenders herewith the Debentures.

Dated:
(Signature of Registered Holder)

*	If less than the full principal amount of the Debentures, indicate in the space provided the principal amount which must be $1,000 or integral multiples thereof.

Upon presentation and surrender of the Debentures with this form at the following corporate trust office:

Computershare Trust Company of Canada
100 University Avenue
9th Floor, North Tower
Toronto, Ontario M5J 2Y1

Attention:	Manager, Corporate Trust
Facsimile:	(416) 9819777

(i) in the event that a Debentureholder elected to exercise the Put Right, the Corporation shall satisfy the Total Put Price in cash, and (ii) in the event that a Debentureholder elected to convert its Debentures pursuant to the Change of Control Conversion Right, the Corporation shall issue and deliver the Freely Tradeable Shares (in book-based or certificated form) to which the holder is entitled and pay or cause to be paid in cash the cash equivalent representing fractional Shares, if any, each on the Put Date and in accordance with the Indenture.

The interest upon the principal amount of Debentures put to the Corporation or converted shall cease to be payable from and after the Put Date unless payment of the Total Put Price or delivery of the Shares issuable upon conversion of the Debentures plus payment of such amount in cash in lieu of any fractional Shares, as applicable, shall not be made on presentation for surrender of such Debentures at the above mentioned corporate trust office on the Put Date or prior to the setting aside of the Total Put Price or the Shares issuable upon conversion of the Debentures plus such amount in cash in lieu of any fractional Shares pursuant to the Indenture.

SCHEDULE F
U.S. SECURITIES LEGEND

THE SECURITIES REPRESENTED HEREBY [AND ANY SECURITIES ISSUABLE UPON THEIR CONVERSION] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF KIRKLAND LAKE GOLD INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH RULE 144 OR RULE 144A UNDER THE U.S. SECURITIES ACT, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND, IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, AFTER, IN THE CASE OF TRANSFERS PURSUANT TO CLAUSE (C) OR (D), THE HOLDER HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT.

F-1

SCHEDULE G
FORM OF DECLARATION FOR REMOVAL OF LEGEND

To:	Computershare Trust Company of Canada
as registrar and transfer agent
for the 6% Convertible Unsecured Subordinated Debentures,
of Kirkland Lake Gold Inc.
9th Floor, North Tower
100 University Avenue
Toronto, ON M5J 2Y1
Canada

The undersigned (a) acknowledges that the sale of the securities of Kirkland Lake Gold Inc. (the “Corporation”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (b) certifies that: (1) the undersigned is not an “affiliate” of the Corporation as that term is defined in Rule 405 under the U.S. Securities Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on behalf of any of them has engaged or will engage in any “directed selling efforts” (as defined in Regulation S) in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities, and (6) the contemplated sale is not a transaction or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.

Dated: __________________________________

By:
Name:
Title:

G-1

Affirmation By Seller’s Broker-Dealer (required for sales in accordance with Section (b)(2)(B) above)

We have read the foregoing representations of our customer, _________________________(the “Seller”) dated _______________________, with regard to our sale, for such Seller’s account, of the securities of the Corporation described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange, (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities, and (D) no selling concession, fee or other remuneration is being paid to us in connection with this offer and sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Name of Firm

By:
Authorized officer

Date:

G-2